2026

Brookfield Corporation

Q2 INTERIM REPORT

Brookfield

INTERIM REPORT Q2 2026

	Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30	2026	2025	2026	2025
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$19,406	$18,083	$37,986	$36,027
Net income	703	1,055	1,745	1,270
Net income attributable to shareholders	364	272	466	345
Distributable earnings before realizations[1]	1,427	1,253	2,820	2,554
Distributable earnings[1]	1,548	1,385	3,098	2,934
PER SHARE[2]
Net income	$0.14	$0.10	$0.16	$0.11
Distributable earnings before realizations[1]	0.61	0.53	1.20	1.08
Distributable earnings[1]	0.66	0.59	1.32	1.24
Dividends[3]	0.07	0.06	0.14	0.12
(UNAUDITED) AS AT JUN. 30, 2026 AND DEC. 31, 2025
			2026	2025
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets			$525,515	$518,971
Equity			166,636	166,194
Common equity			42,483	43,796
Market trading price – NYSE			$42.59	$45.89
1.See MD&A Glossary of Terms beginning on page 58 for definitions of non-IFRS performance measures.
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
3.See Corporate Dividends on page 29.

Q2 2026 INTERIM REPORT    1

2    BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market-leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long-term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Ecosystem We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our business, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles.
•Sustainability We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Infrastructure Partners L.P., Brookfield Renewable Partners L.P., and Brookfield Business Corporation, which are separate issuers included within our Infrastructure, Energy and Private Equity segments, respectively, and an issuer in the Brookfield Property Group, which is included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the infrastructure funds, transition funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Q2 2026 INTERIM REPORT    3

Letter to Shareholders
The First Half was Strong
We finished the first half of the year with strong momentum. Our operations performed well, we advanced a number of strategic initiatives, and we raised $98 billion of capital. This should make 2026 one of our best years ever.
In July, shareholders approved the simplification of our capital structure. This combines our insurance and investment capabilities, creating a stronger Brookfield and positioning us for our next phase of growth. We also completed the acquisition of the remaining interest in Oaktree, fully integrating this premier credit platform into our organization. These both represent important milestones in the evolution of our operations.
We continue to execute on each of our investment strategies. We deployed $100 billion of capital to date this year across a number of large-scale investments that will benefit from the major secular trends shaping the global economy. We also sold $40 billion of assets, crystallizing strong returns and returning capital to clients.
The momentum in our business heading into the second half of the year is strong. Our $100 billion recent announcement to build one of the most advanced ai factories in Kentucky in partnership with the U.S. government, exemplifies this.
Global Markets are Constructive
Despite the conflict in the Middle East and the resulting energy supply constraints, the global economy held up well. Strong labor markets, consumer spending, and significant investment related to the development of ai infrastructure continue to support economic growth.
Higher energy prices have added to near-term inflation and led markets to reassess the path of interest rates. While central banks are likely to remain cautious in the near term, the risk of any meaningful increases in interest rates appears to be low. As is often the case, temporary market disruptions have received much of the attention, while the longer-term economic fundamentals remain firmly in place.
The market environment continues to be constructive for businesses like ours. Economic resilience and functioning capital markets support operating performance and transaction activity, while uncertainty around growth and inflation is increasing demand for high-quality heavy assets with low obsolescence risk, precisely the types of assets and businesses in which we invest.
New BN is Stronger and Simpler
The combination of our securities creates a stronger, simpler Brookfield that is well positioned for the opportunities ahead. Over the years, we have expanded into new areas, built leading global operating businesses, and adapted our structure at important points along the way. We have done this with an enduring commitment to compounding capital and increasing intrinsic value per share while always managing risk and never changing our disciplined approach to capital allocation.
While the combination is the next step in our evolution, our overall strategy for the combined business remains unchanged. The combination gives us a stronger structure through which to pursue our long-term goals. As our wealth solutions business continues to grow, it is becoming an increasingly important source of long-duration capital — a complement to our leading asset management business — and together, position us well to invest at scale in the megatrends shaping the global economy.
4    BROOKFIELD CORPORATION

The new, simplified structure will also strengthen our eligibility for inclusion in major U.S. and global equity indices — an added benefit that did not exist before — and as index investing continues to grow, this should improve accessibility, increase trading liquidity, and broaden our shareholder base.
Shareholders overwhelmingly approved the transaction, and we expect to complete the combination this year. On closing, shareholders will receive their New BN securities, which will continue to trade under the symbol “BN” on both the NYSE and the TSX.
Scale Matters More Today than Ever
A part of the reason for the combination is that investment opportunities around the world are becoming larger, more multi-faceted, and increasingly capital-intensive. This is particularly true across the three secular megatrends we have discussed for many years—digitalization, decarbonization and deglobalization. These trends are accelerating and creating opportunities unlike any seen before — opportunities that require multiple capabilities to execute successfully.
As a result, the nature of investing is changing. Success increasingly depends on the ability to combine global relationships, identification of market trends, operating expertise and flexible capital to deliver integrated solutions at scale — a combination that has become an important characteristic of our business.
We have deliberately built and strengthened these capabilities over time, and the scale of our platform has been the result of that work. Today, these capabilities reinforce one another, and together have created five distinct advantages for our franchise.
Our global relationships improve sourcing and expand access for our partners. Many of the opportunities we pursue are never broadly marketed. They originate through bilateral discussions, strategic partnerships or situations where certainty of execution is essential. We aim to be the first call, as we have built relationships across industries, geographies and capital markets that provide access to these opportunities, enabling our partners to invest alongside us in transactions they could not typically source or pursue directly.
Our global platform allows us to identify market trends early. With teams operating across markets and asset classes, we get an early view into how industries, markets and capital are evolving, including where demand is growing and where risks are emerging. This allows us to focus on the best risk-adjusted opportunities and deploy capital at scale at the appropriate time.
Our operating expertise enables execution. Many of today's largest investment opportunities require expertise across multiple disciplines. A data center development, for example, requires power generation, transmission, land acquisition, financing and long-term customer contracts. Because our platform spans real estate, infrastructure, energy and credit, we can bring together teams from across Brookfield to deliver integrated solutions that few organizations can replicate.
Decades of disciplined investing and strong performance have enabled us to build a diversified capital base. Our franchise draws funding from public markets, institutional capital, private wealth, long-duration insurance capital, and our own balance sheet. Over time, we have built these funding channels into a capital base with both the breadth and scale to match the right funding to each opportunity, pursue larger and more multi-faceted investments, and continue deploying capital through market cycles when others are constrained.
Finally, the combination of these capabilities makes our business more resilient. Because we combine operating expertise, global relationships and flexible capital within a single organization, we are able to protect capital through changing market conditions and continue investing opportunistically. This allows us to take a consistently long-term approach to capital allocation and continue compounding value over many years.
Q2 2026 INTERIM REPORT    5

These capabilities have enabled us to build one of the largest global investment platforms operating at scale. As opportunities increasingly grow in size, complexity and capital intensity, the ability to bring these capabilities together is becoming more valuable — and difficult to replicate.
Our Credit Franchise is now Streamlined
In July, we completed the acquisition of Oaktree, completing the next step in a seven-year partnership built on aligned investing principles and complementary capabilities.
When we first partnered in 2019, we brought together Oaktree’s disciplined investment approach and world-class expertise in distressed and opportunistic credit with our scale capital, global relationships, and operating capabilities. The partnership worked very well.
Combined, we now have one of the world’s most comprehensive credit platforms, spanning real asset, asset-backed, and opportunistic credit. Bringing the organizations fully together strengthens our ability to serve clients with a broader range of investment solutions, while preserving the distinct qualities that have made Oaktree successful.
The transaction also significantly expands our presence in the United States, our largest and fastest-growing market. With Oaktree fully integrated, more than 60% of our investment and asset management employees are based in the U.S. And while we have operated as a U.S. business for many years, this greater scale strengthens BAM’s positioning for inclusion in the major U.S. equity indices.
With Oaktree now integrated into Brookfield, it is also worth addressing the broader credit environment. Much has been written lately about the risks in private credit. Concerns center on direct lending to sponsor-led, private-equity-backed borrowers and exposure to software businesses.
Our credit franchise is concentrated in areas where we have deep expertise: real asset finance, asset-backed lending, and opportunistic credit. We have grown the business thoughtfully and maintained our investment discipline, leaving us with limited exposure to the sectors and investor channels currently under the greatest pressure. Lending against the same types of assets and businesses that we own and operate gives us a better understanding of asset values, cash flows and downside risk. That understanding is especially valuable when markets become more complex and underwriting discipline matters most.
We do not, though, view today’s environment as a systemic problem, and the areas attracting the most attention represent only a very small part of the broader credit market. What we are seeing is merely a healthy adjustment following a period in which abundant capital led underwriting standards to become too loose in parts of the market.
For our own part, we kept leverage modest and underwriting selective, even when it meant passing on the growth others were chasing. This has shown its benefit recently. As an example, this quarter, redemption requests at Oaktree Strategic Credit Fund, our business development company, dropped below 5%, even as many others saw redemptions climb into the high double digits.
Periods of dislocation have historically created some of Oaktree’s most attractive investment opportunities. Its experience in distressed and opportunistic credit has enabled it to invest with discipline when others have pulled back. As part of Brookfield, Oaktree can now pursue these opportunities with broader sourcing capabilities and at greater scale.

6    BROOKFIELD CORPORATION

Energy Development is Accelerating; Fast
Global demand for energy is growing rapidly, while constraints across grid infrastructure and supply chains are limiting the pace at which new supply can be brought online. The result is a widening gap between the power the world needs and the power available. For the largest users of power, securing reliable generation has become a strategic priority — one that requires balancing cost, scale, speed to market, reliability and security of supply.
We are seeing this play out across our energy and infrastructure businesses, where we have become the world’s largest full-service provider of power solutions to countries and to the largest and fastest-growing companies. We develop approximately 10 gigawatts of new solar and wind generation each year, among the largest in the world, and this amount is growing. Across our hydro fleet, we are signing long-term contracts at very strong pricing, and we are seeing a rapid expansion in the opportunity to deploy batteries at scale.
Over the next several years, the ability to bring new generation online quickly will be more crucial than ever. Nowhere is this more evident than in the expansion of our partnership with Bloom Energy, where we increased the size of our framework fivefold to invest up to $25 billion to accelerate the deployment of behind-the-meter fuel cell projects for data centers. This technology provides one of the fastest-to-market sources of continuous, 24/7 power solutions available today and will be an important part of the future power mix for years to come.
While the growth in our traditional energy business and our partnership with Bloom are significant, perhaps no business is more at the center of all of this than Westinghouse.
Westinghouse is our leading global nuclear services business. Its technology is used by over half of the world's operating nuclear reactors (yes — over half of all in the world). The company also services roughly half of the global reactor fleet, with the majority of its cash flows generated from recurring fuel supply and maintenance services. Westinghouse is also the design and engineering firm behind the most advanced and proven large-scale reactors globally.
As sovereigns and the world’s largest buyers of power plan for their long-term energy needs, energy security is moving to the center of strategic decision-making. Countries and companies increasingly want reliable, domestically available power that is not dependent on imported fuels or global supply chains. This is driving large, long-duration commitments to generation that can be delivered at scale. Nuclear is increasingly central to these plans, providing reliable, carbon-free baseload power that few other technologies can match.
Through Westinghouse, we are leading the next wave of nuclear deployment. Building on our strategic partnership with the U.S. Government announced last year, the U.S. Department of Energy recently announced a $17.5 billion commitment to finance the procurement of long-lead-time equipment for a further ten new large-scale reactors. By supporting early equipment procurement, this will materially lower execution risk, shorten development timelines, and establish a repeatable model for large-scale nuclear construction in the United States and around the world.
As the lives of existing reactors are extended and the largest nuclear build-out in decades gains momentum, Westinghouse stands to benefit significantly both from the growth of its recurring services business and from building the next generation of nuclear reactors. Few businesses in the world today have such significant structural tailwinds for growth, and a moat which is unassailable.
With operating expertise across every major form of generation, deep commercial relationships, and significant access to capital, we are one of the few global platforms capable of delivering integrated power solutions at scale to the world’s largest buyers of power.
Q2 2026 INTERIM REPORT    7

Private Assets are the Answer for Retirement Accounts
Retirement capital is among the longest duration capital in the world. Individuals save for 20, 30, 40, or more years, with the objective of compounding capital and ultimately converting it into retirement income. This makes a large portion of retirement savings well suited to assets that are also long duration in nature.
For decades, the largest pension plans, endowments and sovereign wealth funds have invested in private assets for this reason. They own infrastructure, real estate, private credit, renewable power, and private businesses because these assets generate resilient cash flows, provide inflation protection, and compound value over long periods of time. The world’s most sophisticated investors recognized long ago that owning high-quality real assets is one of the most effective ways to compound capital over time.
Yet most individual savers have never had access to these same investments through their retirement accounts. Their savings have remained largely in public stocks and bonds, even as the investment landscape around them has evolved.
Businesses today stay private far longer than they once did, which means a growing share of the world's essential assets — and of the value they create — now sits outside of the public markets. As a result, investors who own only public securities are participating in a shrinking share of global value creation, and are not getting exposure to the full opportunity set. Often, when they do, it is long after the substantial gains have been made.
Public equities and fixed income will remain core components of retirement portfolios and always will be. Private assets, however, are their natural complement. Equity in growing companies, credit backed by infrastructure, energy and real estate, and ownership of the essential assets that underpin the global economy can each generate strong returns over long periods of time. And because private markets do not move in lockstep with public-market cycles, they add meaningful diversification.
Changes to U.S. federal policy are now clearing a path for private markets. This is an important step. The U.S. defined contribution market is approximately $14 trillion of retirement savings, meaning even modest allocations to private assets have the potential to create one of the largest new sources of long-term capital for our industry.
We are ready for this evolution. Our platform is built around real assets and essential-service businesses that offer the income, capital stability, and inflation protection that long-term retirement and wealth portfolios require.
We have made investments across our platform to serve this client channel. One example is our collaboration with AllianceBernstein to provide access to our strategies for custom defined contribution plans. The solution is also being designed to sit alongside existing target-date funds and managed accounts, and to provide diversified exposure across private credit, private equity, and private real assets.
This is not a short-term opportunity. It is a multi-decade shift in how retirement capital will be invested. As individuals live longer and retirement funding needs continue to grow, investors will increasingly seek solutions that combine income, growth and resilience. Private assets are well positioned to play an important role in meeting that need, and we expect to play a leading role in defining the next generation of retirement investing.

8    BROOKFIELD CORPORATION

In Closing
We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be to generate increased cashflows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.
We look forward to seeing you at our Investor Day in Manhattan on September 17. If you are unable to attend in person, the presentation will be webcast live on our website and available for replay.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
August 13, 2026

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
Q2 2026 INTERIM REPORT    9

Management’s Discussion and Analysis

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Infrastructure	41
Overview	13	Energy	43
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	45
FINANCIAL RESULTS		Real Estate	47
Overview	16	Corporate Activities	48
Income Statement Analysis	17	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	24	Capitalization	49
Foreign Currency Translation	28	Liquidity	53
Corporate Dividends	29	Review of Consolidated Statement of Cash Flows	55
Summary of Quarterly Results	30	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	32	Accounting Policies, Estimates and Judgments	56
Summary of Results by Operating Segment	33	Management Representations and Internal
Asset Management	35	Controls	57
Wealth Solutions	40	GLOSSARY OF TERMS	58
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Infrastructure Partners L.P., Brookfield Renewable Partners L.P., and Brookfield Business Corporation, which are separate issuers included within our Infrastructure, Energy, and Private Equity segments, respectively, and an issuer in the Brookfield Property Group, which is included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the infrastructure funds, transition funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
10    BROOKFIELD CORPORATION

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, all statements relating to the proposed combination of Brookfield Corporation and Brookfield Wealth Solutions Ltd. and statements relating to the eligibility for inclusion in major U.S. and global equity indices.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, infrastructure, energy, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Q2 2026 INTERIM REPORT    11

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.
Certain information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 58 for all non-IFRS measures.

Part 1
Our Business and Strategy
OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market-leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long-term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market-leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
Q2 2026 INTERIM REPORT    13

✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Wealth Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is a leading global alternative asset manager, with over $1 trillion of assets under management (“AUM”)1 as at June 30, 2026 across infrastructure, energy, private equity, real estate and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest and most sophisticated institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) permanent capital vehicles and perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 arrangements.
On a combined basis with our Wealth Solutions business, we hold a 74% ownership interest in Brookfield Asset Management Ltd. (“BAM”)1,2, for which we receive quarterly distributions and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors, as well as certain private equity and credit funds.
WEALTH SOLUTIONS
Our Wealth Solutions business, via our equity accounted investment in Brookfield Wealth Solutions Ltd. (“BWS”)1, is an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through operating subsidiaries, BWS offers a broad range of insurance products and services, including annuities and personal and commercial property and casualty insurance.
BAM acts as the investment manager of most of the assets of BWS.
OPERATING BUSINESSES
We have approximately $35 billion of capital in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
1 See definition in Glossary of Terms beginning on page 58.
2 On a combined basis with our Wealth Solutions business, we hold a 74% ownership interest in BAM, of which 70% is held directly and 4% is held through BWS.
14    BROOKFIELD CORPORATION

Infrastructure, Energy, and Private Equity
Our investments in Infrastructure, Energy, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our Asset Management business, providing each with a strong pipeline for growth. Each of these businesses shares key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market-leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Infrastructure business is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is held via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Energy business owns a diverse portfolio of high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily held via our 45% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Private Equity business is a leading global owner and operator of businesses that provide essential products and services in the business services and industrials sectors. On a combined basis with our Wealth Solutions business, we hold approximately 69% ownership interest in Brookfield Business Corporation (“BBUC”)1,2, for which we receive quarterly distributions. BBUC has a policy of paying a modest distribution and reinvesting the majority of its funds from operations (“FFO”)1 back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a global and diversified portfolio of premier office, dominant retail, as well as residential properties.
Our capital in this business is held via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities that we expect to own long-term (“super core”); high-quality assets in central locations with growing net operating income (“NOI”)1 (“core plus”); and select portfolios undergoing repositioning to enhance value, which we expect to monetize over the shorter term (“value add”). In addition, we operate a leading land development and homebuilding platform in North America (“North American Residential”).
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.
1 See definition in Glossary of Terms beginning on page 58.
2 In April 2026, we transferred a 16% direct interest in BBUC to our wealth solutions business. On a combined basis, we hold a 69% ownership interest in BBUC, which is held 27% directly in BBUC and 42% through BWS.
Q2 2026 INTERIM REPORT    15

Part 2
Review of Consolidated Financial Results
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Starting on page 54 of our 2025 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS Accounting Standards used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS Accounting Standards in the period were consistent with those referenced in our 2025 annual report.
OVERVIEW
During the current quarter, net income was supported by strong growth in our Asset Management business, continued scaling in our Wealth Solutions business, and the stable cash flows of our Operating Businesses.
Total net income of $703 million decreased by $352 million compared to the prior year quarter's net income of $1.1 billion, primarily due to:
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives at our Infrastructure and Energy segments;
•an increase in other income and gains of $345 million, primarily due to current period gains related to the disposition of certain stabilized assets at our U.S. fiber network;
•an increase in equity accounted income of $256 million, primarily due to increased income contributions from one of our U.S. semiconductor manufacturing facilities within our Infrastructure segment, as well as the absence of prior period mark-to-market decreases on investments within our Infrastructure segment; more than offset by
•a decrease in fair value changes of $824 million, primarily due to the absence of prior period gains related to the derecognition of deferred tax liabilities at our Australian senior living portfolio within our LP Investments included in our Asset Management segment and the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment, partially offset by current period valuation increases on our financial asset interest in an audience measurement operation and a vertically integrated launch and space infrastructure company within our Private Equity segment and our Asset Management segment, respectively; and
•an increase in interest expense of $224 million due to incremental borrowings associated with acquisitions, net of dispositions, and asset-level upfinancings to support ongoing capital projects across our businesses, partially offset by the impact of lower rates on variable rate debt obligations and debt repayments.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities assumed. Further increases primarily relate to capital commissioned into the rate base within our Infrastructure segment. This was partially offset by the impacts of dispositions, depreciation and amortization, and foreign currency translation across our segments.
1 See definition in Glossary of Terms beginning on page 58.
16    BROOKFIELD CORPORATION

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2026 and 2025:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Six Months Ended
	2026	2025	Change	2026	2025	Change
Revenues	$19,406	$18,083	$1,323	$37,986	$36,027	$1,959
Direct costs[1]	(14,939)	(13,915)	(1,024)	(29,077)	(27,365)	(1,712)
Other income and gains	375	30	345	448	618	(170)
Equity accounted income	723	467	256	2,062	986	1,076
Expenses
Interest
Corporate borrowings	(189)	(188)	(1)	(372)	(367)	(5)
Non-recourse borrowings	(4,288)	(4,065)	(223)	(8,456)	(8,047)	(409)
Corporate costs	(22)	(20)	(2)	(42)	(38)	(4)
Fair value changes	(27)	797	(824)	(70)	(27)	(43)
Income tax expense	(336)	(134)	(202)	(734)	(517)	(217)
Net income	703	1,055	(352)	1,745	1,270	475
Less: Net income attributable to non-controlling interests	(339)	(783)	444	(1,279)	(925)	(354)
Net income attributable to shareholders	$364	$272	$92	$466	$345	$121
Net income per share[2]	$0.14	$0.10	$0.04	$0.16	$0.11	$0.05
1.Direct costs include $2.7 billion of depreciation and amortization expense for the three and $5.3 billion for the six months ended June 30, 2026 (2025 – $2.5 billion and $5.0 billion).
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
Three Months Ended June 30
Revenues for the quarter were $19.4 billion, an increase of $1.3 billion or 7% compared to the prior year quarter due to:
•increased contributions from our Infrastructure segment due to organic growth from inflation indexation and rate base increases, and from our Energy segment due to commissioning of development projects; and
•contributions from acquisitions, net of dispositions, across our segments over the last twelve months.
The impact on revenues and net income from recent acquisitions and dispositions can be found on page 19.
Direct costs of $14.9 billion increased by $1.0 billion as a result of increased costs due to inflation and organic growth at our Infrastructure and Energy segments and contributions from acquisitions, net of dispositions, across our segments over the last twelve months.
Other income and gains increased by $345 million from the prior year quarter primarily due to current period gains related to the disposition of certain stabilized assets at our U.S. fiber network.
Equity accounted income increased by $256 million from the prior year quarter primarily due to increased contributions from one of our U.S. semiconductor manufacturing facilities, as well as the absence of prior period mark-to-market decreases on investments within our Infrastructure segment.
Interest expense of $4.5 billion, of which $4.3 billion relates to non-recourse financing, increased by $224 million from the prior year quarter due to incremental borrowings associated with acquisitions, net of dispositions, and asset-level upfinancings to support ongoing capital projects across our businesses.
Q2 2026 INTERIM REPORT    17

We recorded fair value decreases of $27 million compared to fair value increases of $797 million in the prior year quarter. The decrease is primarily attributable to the absence of prior period gains relating to the derecognition of deferred tax liabilities at our Australian senior living portfolio within our LP Investments included in our Asset Management segment, and the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment, partially offset by current period valuation increases on our financial asset interest in an audience measurement operation and a vertically integrated launch and space infrastructure company within our Private Equity segment and our Asset Management segment, respectively.
We recorded an income tax expense of $336 million for the quarter compared to $134 million in the prior year quarter mainly due to higher taxable income as a result of organic growth and transaction activity.
Six Months Ended June 30
Revenues and direct costs for the six months ended June 30, 2026 increased by $2.0 billion and $1.7 billion, respectively, compared to the same period in 2025 as a result of organic growth from inflation indexation and rate base increases at our Infrastructure segment, and commissioning of development projects at our Energy segment, as well as contributions from acquisitions, net of dispositions, across our segments over the last twelve months.
Other income and gains for the six months ended June 30, 2026 were $448 million compared to $618 million in the prior year period. The decrease primarily related to the absence of prior period gains on the sale of our Mexican natural gas transmission pipelines and our offshore oil services’ shuttle tanker operation within our Infrastructure and Private Equity segments, respectively, partially offset by current period gains relating to the dispositions of certain stabilized assets at our U.S. fiber network and a concession at our Brazilian electricity transmission operation, both within our Infrastructure segment.
Equity accounted income for the six months ended June 30, 2026 increased by $1.1 billion primarily due to increased contributions from one of our U.S. semiconductor manufacturing facilities within our Infrastructure segment, as well as the absence of prior period mark-to-market decreases on investments within our Infrastructure segment.
Interest expense for the six months ended June 30, 2026 was $8.8 billion, of which $8.5 billion relates to non-recourse financing, compared to $8.0 billion in the prior year period. The increase primarily related to incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure segment, partially offset by the impact of dispositions and lower interest rates on floating rate debt.
We recorded fair value decreases of $70 million for the six months ended June 30, 2026, compared to decreases of $27 million reported in the prior year period. Current period valuation increases on our financial asset interest in an audience measurement operation and a vertically integrated launch and space infrastructure company within our Private Equity segment and our Asset Management segment, respectively, were more than offset by the revaluation of third-party liabilities at our Indian telecom tower operation within our Infrastructure segment and various one-time charges across our segments.
18    BROOKFIELD CORPORATION

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and six months ended June 30, 2026:

	Three Months Ended				Six Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED JUN. 30, 2026 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Infrastructure	$814	$354	$(251)	$(105)	$1,731	$772	$(457)	$(225)
Energy	10	(34)	(209)	(2)	20	(58)	(384)	(96)
Private Equity	173	(21)	(468)	56	314	(60)	(1,047)	139
Real Estate and Other	222	9	(194)	(161)	286	9	(405)	(334)
	$1,219	$308	$(1,122)	$(212)	$2,351	$663	$(2,293)	$(516)
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $1.2 billion and net income of $308 million in the current quarter.
Infrastructure
Within our Infrastructure segment, recent acquisitions contributed incremental revenues of $814 million and net income of $354 million. These contributions were primarily from our acquisitions of a U.S. pipeline system and a U.S. fiber network in the third quarter of 2025.
Energy
Recent acquisitions contributed incremental revenues of $10 million and decreased net income by $34 million primarily due to the acquisition of a leading global renewables developer in the U.S. in the second quarter of 2025.
Private Equity
Within our Private Equity segment, recent acquisitions contributed incremental revenues of $173 million and decreased net income by $21 million primarily due to amortization of intangible assets and acquisition-related transaction and restructuring costs. These were primarily from our acquisitions of a specialty consumables and equipment manufacturer and an advanced machinery and services provider in the second quarter of 2025 and 2026, respectively.
Real Estate and Other
Recent acquisitions contributed incremental revenues of $222 million and net income of $9 million, primarily from our acquisitions of a portfolio of European hospitality assets in the third quarter of 2025 and a portfolio of senior living assets in the U.S. in the first quarter of 2026.
DISPOSITIONS
Recent asset sales reduced revenues and net income by $1.1 billion and $212 million in the current quarter, respectively. The transactions that most significantly impacted our results were the deconsolidation of our healthcare services operation and our returnable plastic packaging operation in the second and third quarters of 2025, respectively, within our Private Equity segment as well as the dispositions of certain non-core sites at our North American hyperscale data center platform in the third quarter of 2025 and our U.K. port operation in the fourth quarter of 2025, both within our Infrastructure segment.
Q2 2026 INTERIM REPORT    19

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2026	2025	Change	2026	2025	Change
Investment properties	$(50)	$35	$(85)	$(161)	$(80)	$(81)
Transaction related expenses, net of income	(57)	(22)	(35)	(83)	50	(133)
Financial instruments	1,004	509	495	1,498	599	899
Impairment and provisions	(230)	(118)	(112)	(353)	(464)	111
Other fair value changes	(694)	393	(1,087)	(971)	(132)	(839)
Total fair value changes	$(27)	$797	$(824)	$(70)	$(27)	$(43)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. Investment properties consist of an irreplaceable portfolio of premier properties in global gateway cities that we expect to hold a stake in over the long-term (“super core”), a portfolio of premier assets in central locations with growing NOI1 (“core plus”) and a portfolio of assets we are repositioning to enhance value (“value add”) that we expect to monetize over the shorter-term. In addition, we also have interests in flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns.
The table below disaggregates investment property fair value changes by asset type:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2026	2025	Change	2026	2025	Change
Asset Management Direct Investments – Real Estate LP Investments	$34	$146	$(112)	$26	$142	$(116)
Real Estate – Super Core	80	55	25	84	84	—
Real Estate – Core Plus	(12)	18	(30)	(19)	45	(64)
Real Estate – Value Add	(81)	(70)	(11)	(129)	(111)	(18)
Other investment properties	(71)	(114)	43	(123)	(240)	117
	$(50)	$35	$(85)	$(161)	$(80)	$(81)
We discuss the key valuation inputs of our investment properties beginning on page 56.
Real Estate LP Investments
Valuation increases of $34 million and $26 million for the three and six months ended June 30, 2026, respectively, were primarily due to fair value uplifts in our Indian office and U.S. multifamily portfolios resulting from updated leasing assumptions as well as updated market assumptions at certain assets within our secondaries portfolio, partially offset by valuation decreases at our European student housing portfolio due to capitalization rate expansion.
In the prior year quarter, valuation increases of $146 million primarily related to fair value uplifts on our U.S. manufactured housing and triple net lease portfolios due to updated market assumptions, and higher valuations at our European student housing portfolio due to higher unit prices, partially offset by valuation decreases at certain U.S. office, retail, and multifamily assets due to updated market assumptions.
1 See definition in Glossary of Terms beginning on page 58.
20    BROOKFIELD CORPORATION

Super Core
Valuation increases of $80 million and $84 million for the three and six months ended June 30, 2026, respectively, were primarily due to higher forecasted cash flows at certain U.S. retail assets as a result of updated leasing assumptions.
Valuation increases of $55 million in the prior year quarter were primarily attributable to higher forecasted cash flows at certain U.S. office and retail assets due to updated leasing assumptions.
Core Plus
Valuation decreases of $12 million and $19 million for the three and six months ended June 30, 2026, respectively, were primarily due to lower forecasted cash flows at a Brazilian office asset and an Australian office asset as a result of updated leasing assumptions.
Valuation increases of $18 million in the prior year quarter were primarily attributable to higher forecasted cash flows at certain U.K. office assets due to updated leasing assumptions.
Value Add
Valuation decreases of $81 million and $129 million for the three and six months ended June 30, 2026, respectively, were primarily due to lower cash flows at certain U.S. retail assets as a result of updated leasing assumptions.
Valuation decreases of $70 million in the prior year quarter were primarily attributable to updated leasing assumptions at certain U.S. retail assets.
Other Investment Properties
Other investment properties primarily include valuation changes related to investments with limited capital at risk within our Real Estate segment as well as certain investments within our Infrastructure segment. Valuation decreases of $71 million and $123 million for the three and six months ended June 30, 2026, respectively, ($114 million for the three months ended June 30, 2025) were primarily due to updated leasing assumptions.
Transaction Related Expenses, Net of Income
Transaction related expenses, net of income, totaled $57 million and $83 million for the three and six months ended June 30, 2026, respectively, ($22 million for the three months ended June 30, 2025) and are primarily driven by restructuring costs and transaction costs on acquisitions within our Private Equity segment.
Financial Instruments
Financial instruments include mark-to-market gains and losses related to financial assets, foreign currency, tax benefits, and derivatives.
Financial instruments mark-to-market increases of $1.0 billion and $1.5 billion for the three and six months ended June 30, 2026, respectively, are primarily attributable to valuation increases on our financial asset interests in an audience measurement operation and a vertically integrated launch and space infrastructure company, within our Private Equity segment and our Asset Management segment, respectively.
The increase of $509 million in the prior year quarter was primarily attributable to mark-to-market increases on tax benefits within our Energy segment and on foreign currency and other derivatives within our Energy and Private Equity segments.
Impairment and Provisions
Impairment and provisions of $230 million and $353 million for the three and six months ended June 30, 2026, respectively, primarily related to the derecognition of tax benefits at certain U.S. renewable energy assets within our Energy segment and valuation decreases at a non-core European site owned by our Canadian diversified midstream operation upon reclassification to held for sale within our Infrastructure segment.
Impairment and provisions expense was $118 million in the prior year quarter, primarily related to the derecognition of tax benefits at our U.S. and Spanish renewable energy assets within our Energy segment.
Q2 2026 INTERIM REPORT    21

Other Fair Value Changes
Other fair value decreases of $694 million and $971 million for the three and six months ended June 30, 2026, respectively, were primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facilities, and the revaluation of third-party liabilities at our Indian telecom tower operation, all within our Infrastructure segment, as well as various one-time charges across our segments.
Other fair value increases of $393 million in the prior year quarter were primarily attributable to the derecognition of deferred tax liabilities on the sale of our Australian senior living portfolio, a net gain recognized upon the deconsolidation of our healthcare services operation within our Private Equity segment, and a gain on the step-up revaluation of our Brazilian electricity transmission operation within our Infrastructure segment. These increases were partially offset by fair value decreases on a financial asset in our Private Equity segment, debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, and the revaluation of third-party liabilities at our Indian telecom tower operation, both within our Infrastructure segment.
22    BROOKFIELD CORPORATION

INCOME TAXES
We recorded an aggregate income tax expense of $336 million in the quarter (2025 – $134 million), including current tax expenses of $281 million (2025 – $396 million) and a deferred tax expense of $55 million (2025 – recovery of $262 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE SIX MONTHS ENDED JUNE 30	2026	2025	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(8)	(19)	11
Taxable (income) loss attributed to non-controlling interests	(6)	20	(26)
Derecognition of deferred tax assets	3	4	(1)
Non-recognition of the benefit of current period tax losses	18	17	1
Non-deductible expenses (non-taxable income)	—	(12)	12
International operations subject to different tax rates	2	4	(2)
Investment and production tax credits	(7)	(10)	3
Other	2	(1)	3
Effective income tax rate	30%	29%	1%
We realized gains on dispositions that were subject to tax rates different from our statutory income tax rate. This contributed to an 8% reduction in our effective tax rate for the six months ended June 30, 2026.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax expense. In other words, we are consolidating all of the income in connection with these entities but only our share of the associated tax expense. This has decreased our effective tax rate by 6% for the six months ended June 30, 2026.
We have recorded a deferred tax expense in respect of the derecognition of previously recognized tax attributes which increased our effective tax rate by 3% for the six months ended June 30, 2026.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized. This resulted in an increase to the effective tax rate by 18% for the six months ended June 30, 2026.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate. Differences in global tax rates increased our effective tax rate by 2% for the six months ended June 30, 2026. The difference will vary from period to period depending on the relative proportion of income or loss earned in each country.
We also benefit from tax incentives introduced in various countries to encourage economic activity. Our Energy segment realized investment tax credits that resulted in deferred tax recoveries. This contributed to a 7% reduction in our effective tax rate for the six months ended June 30, 2026.
Q2 2026 INTERIM REPORT    23

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at June 30, 2026, and December 31, 2025:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	2026	2025	Change
Assets
Property, plant and equipment	$164,923	$165,992	$(1,069)
Investment properties	84,239	85,613	(1,374)
Equity accounted investments	87,682	79,881	7,801
Cash and cash equivalents	14,885	16,242	(1,357)
Accounts receivable and other	33,199	33,509	(310)
Intangible assets	37,156	38,496	(1,340)
Goodwill	41,928	43,355	(1,427)
Other assets	61,503	55,883	5,620
Total assets	$525,515	$518,971	$6,544
Liabilities
Corporate borrowings	$14,711	$14,301	$410
Non-recourse borrowings of managed entities	250,271	245,311	4,960
Other non-current financial liabilities	25,516	27,977	(2,461)
Other liabilities	68,381	65,188	3,193
Equity
Preferred equity	4,088	4,090	(2)
Non-controlling interests	120,065	118,308	1,757
Common equity	42,483	43,796	(1,313)
Total equity	166,636	166,194	442
	$525,515	$518,971	$6,544
June 30, 2026 vs. December 31, 2025
Total assets increased by $6.5 billion from December 31, 2025 to $525.5 billion as at June 30, 2026. The increase was primarily due to recently completed asset acquisitions, net of dispositions, across our segments, partially offset by the amortization and depreciation of our asset base.
Property, plant and equipment (“PP&E”) decreased by $1.1 billion primarily as a result of:
•acquisitions and additions of $12.1 billion, which includes investments in capital assets and development projects within our Infrastructure and Energy segments, as well as the acquisition of a North American railcar leasing platform and a portfolio of senior living communities in the U.S. within our Infrastructure segment and our LP Investments included within our Asset Management segment, respectively; more than offset by
•dispositions and assets reclassified as held for sale of $9.3 billion, primarily within our Infrastructure, Energy, and Private Equity segments; and
•depreciation of $3.9 billion.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
24    BROOKFIELD CORPORATION

Investment properties predominantly consist of the company’s real estate assets. The balance as at June 30, 2026 decreased by $1.4 billion from December 31, 2025, primarily as:
•acquisitions and additions of $5.2 billion, primarily related to the acquisitions of a portfolio of multifamily properties in Spain, a mixed-use portfolio in France, two logistics portfolios and a student housing portfolio in the U.S., and a logistics asset in Australia, all within our LP Investments included in our Asset Management segment; were more than offset by
•dispositions and assets reclassified as held for sale of $5.9 billion, primarily driven by the reclassification of our Korean mixed-use asset and a logistics portfolio in the U.S., to held for sale; and
•the unfavorable impact of foreign currency translation and other items of $555 million.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $7.8 billion to $87.7 billion, primarily due to:
•additions, net of dispositions, of $8.7 billion primarily due to continued construction progress at our U.S. semiconductor manufacturing facilities within our Infrastructure segment, and the acquisitions of a portfolio of self-storage facilities in Australia and New Zealand and a portfolio of manufactured housing communities in the U.S., both within our LP Investments included in our Asset Management segment; and
•our proportionate share of comprehensive income of $972 million; partially offset by
•distributions received of $1.8 billion.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $1.4 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows section within Part 4 – Capitalization and Liquidity.
Our intangible assets and goodwill decreased by $1.3 billion and $1.4 billion, respectively, primarily due to the dispositions of our Brazilian electricity transmission operation, our U.K. rail operation’s interest in a subsidiary, and certain stabilized assets at our U.S. fiber network, all within our Infrastructure segment, as well as the impact of amortization across our businesses.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $5.6 billion is mainly a result of:
•an increase in assets held for sale of $2.6 billion largely attributable to the classification to held for sale of certain assets within our offshore oil services operation within our Private Equity segment and certain mixed-use and logistics assets within our LP Investments included in our Asset Management segment, partially offset by the disposition of our Brazilian electricity transmission operation within our Infrastructure segment;
•an increase in other financial assets of $2.5 billion, primarily related to an increase in mortgage assets at our Australian asset manager and lender within our Private Equity segment and valuation increases on our financial asset interests in an audience measurement operation and a vertically integrated launch and space infrastructure company, within our Private Equity segment and our Asset Management segment, respectively; partially offset by a decrease in term deposits at our U.S. semiconductor manufacturing facility within our Infrastructure segment; and
•an increase in inventory of $582 million, primarily driven by the acquisition of an advanced machinery and services provider in the second quarter of 2026 and higher units on hand at our advanced energy storage operation, both within our Private Equity segment.
Non-recourse borrowings of managed entities increased by $5.0 billion, net of borrowings reclassified to held for sale, primarily due to recent acquisitions and upfinancings in our Private Equity, Real Estate and Asset Management segments.
Q2 2026 INTERIM REPORT    25

Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due in more than one year’s time. The decrease of $2.5 billion was primarily due to decreases in the non-current portion of accounts payable and other.
Other liabilities are comprised of the current portion of accounts payable, liabilities associated with assets classified as held for sale, and deferred income tax liabilities. The increase of $3.2 billion was primarily due to the classification to held for sale of certain assets within our offshore oil services operation within our Private Equity segment and certain mixed-use and logistics assets within our LP Investments included in our Asset Management segment, partially offset by the decrease in the current portion of deferred revenues and accounts payable and other.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS)
Common equity, beginning of period	$43,796
Changes in period
Net income attributable to shareholders	466
Other comprehensive loss	(659)
Common dividends	(320)
Preferred dividends	(86)
Repurchases, net of equity issuances	(556)
Ownership changes and other	(158)
(1,313)
Common equity, end of period	$42,483
Common equity decreased by $1.3 billion to $42.5 billion during the six months ended June 30, 2026, primarily due to:
•net income attributable to common shareholders of $466 million; more than offset by
•other comprehensive loss of $659 million, primarily related to unrealized mark-to-market decreases on our investment portfolio in our wealth solutions business driven by an increase in interest rates and mark-to-market movements on commodity hedges and financial assets across our businesses;
•distributions of $406 million to shareholders as common and preferred share dividends;
•share repurchases, net of issuances, of $556 million, mainly related to the repurchase of over 13 million Class A Limited Voting Shares (“Class A shares”) during the six months ended June 30, 2026; and
•ownership changes and other of $158 million, primarily due to the reallocation of ownership interests in our consolidated subsidiaries between common equity and non-controlling interests resulting from transactions during the six months ended June 30, 2026, for which control has been maintained.
26    BROOKFIELD CORPORATION

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BIP, BEP, BBUC, BPG and their consolidated entities as well as fund investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	2026	2025
Brookfield Asset Management	$1,707	$2,355
Brookfield Infrastructure Partners	30,426	33,229
Brookfield Renewable Partners	32,008	31,010
Brookfield Business Corporation	14,423	13,421
Brookfield Property Group	26,103	26,288
Other participating interests	15,398	12,005
	$120,065	$118,308
Non-controlling interests increased by $1.8 billion during the six months ended June 30, 2026, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $1.8 billion; and
•equity issuances, net of distributions of $300 million; partially offset by
•ownership changes of $336 million, primarily related to the sale of BBUC shares to our wealth solutions business as well as the sale of a 50% interest in a 403 MW portfolio of operating hydro assets in the U.S., and an 833 MW portfolio of operating solar assets in the U.S. in our Energy segment.
Q2 2026 INTERIM REPORT    27

FOREIGN CURRENCY TRANSLATION
A portion of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize derivative instruments to hedge these currency exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 AND FOR THE PERIODS ENDED JUN. 30	Period-End Spot Rate			Average Rate
				Three Months Ended			Six Months Ended
	2026	2025	Change[1]	2026	2025	Change[1]	2026	2025	Change[1]
Australian dollar	0.6919	0.6673	4%	0.7097	0.6410	11%	0.7025	0.6344	11%
Brazilian real[2]	5.1760	5.5036	6%	5.0505	5.6657	12%	5.1546	5.7597	12%
British pound	1.3262	1.3475	(2%)	1.3420	1.3356	—%	1.3450	1.2982	4%
Canadian dollar	0.7044	0.7286	(3%)	0.7224	0.7226	—%	0.7257	0.7099	2%
Colombian peso[2]	3,429.5	3,774.7	10%	3,607.5	4,196.3	16%	3,649.6	4,190.0	15%
Euro	1.1422	1.1746	(3%)	1.1625	1.1341	3%	1.1665	1.0937	7%
1.Change represents appreciation/depreciation relative to the U.S. dollar.
2.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter have appreciated since December 31, 2025 for Australian dollar, Brazilian real, and Colombian peso investments. As at June 30, 2026, our common equity of $42.5 billion was invested in the following currencies: U.S. dollars – 56% (December 31, 2025 – 58%), British pounds – 14% (December 31, 2025 – 13%), Canadian dollars – 6% (December 31, 2025 – 7%), Euro – 6% (December 31, 2025 – 5%), Australian dollars – 5% (December 31, 2025 – 4%), Brazilian reais – 4% (December 31, 2025 – 4%), and other currencies – 9% (December 31, 2025 – 9%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2026	2025	Change	2026	2025	Change
Australian dollar	$13	$362	$(349)	$280	$415	$(135)
Brazilian real	81	581	(500)	492	1,026	(534)
British pound	17	715	(698)	(233)	1,146	(1,379)
Canadian dollar	(377)	612	(989)	(471)	633	(1,104)
Colombian peso	603	242	361	850	652	198
Euro	(26)	1,498	(1,524)	(264)	2,199	(2,463)
Other	9	635	(626)	(316)	1,088	(1,404)
Total cumulative translation adjustments	320	4,645	(4,325)	338	7,159	(6,821)
Currency hedges	(61)	(3,105)	3,044	436	(4,084)	4,520
Total cumulative translation adjustments net of currency hedges	$259	$1,540	$(1,281)	$774	$3,075	$(2,301)
Attributable to:
Shareholders	$69	$368	$(299)	$159	$771	$(612)
Non-controlling interests	190	1,172	(982)	615	2,304	(1,689)
	$259	$1,540	$(1,281)	$774	$3,075	$(2,301)
The foreign currency translation of our equity, net of currency hedges, increased consolidated equity by $259 million and $774 million for the three and six months ended June 30, 2026.
We seek to hedge foreign currency exposure where the cost of doing so is economical. Due to the high costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were limited as at June 30, 2026.
28    BROOKFIELD CORPORATION

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2026, 2025 and 2024, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect the three-for-two stock split completed on October 9, 2025.

	Distribution per Security
	2026	2025	2024
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.14	$0.12	$0.11
Class A Preferred Shares
Series 2	0.28	0.32	0.46
Series 4	0.28	0.32	0.46
Series 13	0.28	0.32	0.46
Series 17	0.43	0.42	0.44
Series 18	0.43	0.42	0.44
Series 24	0.29	0.29	0.30
Series 26	0.35	0.34	0.35
Series 28	0.42	0.41	0.42
Series 30	0.55	0.54	0.56
Series 32	0.61	0.60	0.62
Series 34[3]	0.56	0.55	0.49
Series 36	0.44	0.43	0.45
Series 37	0.44	0.43	0.45
Series 38[4]	0.47	0.39	0.33
Series 40[5]	0.53	0.52	0.37
Series 42[6]	0.51	0.29	0.30
Series 44[7]	—	0.44	0.46
Series 46	0.49	0.48	0.50
Series 48	0.57	0.55	0.57
Series 51	0.35	0.41	0.58
Series 52	0.22	0.21	0.22
Series 54[8]	0.61	—	—
1.Class B Limited Voting Shares (“Class B shares”).
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
3.Dividend rate reset commenced April 1, 2024.
4.Dividend rate reset commenced April 1, 2025.
5.Dividend rate reset commenced October 1, 2024.
6.Dividend rate reset commenced July 1, 2025.
7.Redeemed on December 31, 2025.
8.Issued on November 26, 2025.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q2 2026 INTERIM REPORT    29

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate, Infrastructure and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our residential mortgage insurer, fluctuate based on seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$19,406	$18,580	$20,156	$18,917	$18,083	$17,944	$19,426	$20,623
Net income	703	1,042	1,681	284	1,055	215	101	1,518
Net income to shareholders	364	102	743	219	272	73	432	64
Per share[1]
– diluted	$0.14	$0.03	$0.30	$0.08	$0.10	$0.01	$0.17	$0.01
– basic	0.14	0.03	0.31	0.08	0.10	0.01	0.17	0.01
1.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes[1]	$(27)	$(43)	$(759)	$(736)	$797	$(824)	$(1,759)	$(166)
Income taxes	(336)	(398)	(114)	(504)	(134)	(383)	(259)	(138)
Net impact	$(363)	$(441)	$(873)	$(1,240)	$663	$(1,207)	$(2,018)	$(304)
1.Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method.
30    BROOKFIELD CORPORATION

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the second quarter of 2026, revenues increased in comparison to the prior quarter primarily due to inflation indexation and organic growth initiatives at our Infrastructure and Energy segments. Net income increased due to valuation increases on our financial asset interests in an audience measurement operation and a vertically integrated launch and space infrastructure company, within our Private Equity segment and our Asset Management segment, respectively.
•In the first quarter of 2026, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment due to lower sales volumes at our advanced energy storage operation as well as the absence of contributions from recent dispositions, primarily within our Real Estate segment. Net income decreased due to the lower gains associated with dispositions within our Infrastructure segment.
•In the fourth quarter of 2025, revenues increased in comparison to the prior quarter primarily due to organic growth initiatives at our Infrastructure and Energy segments, and increased sales volumes at our North American residential business within our Real Estate segment. Net income increased due to gains associated with the disposition of certain assets within our Infrastructure segment.
•In the third quarter of 2025, revenues increased in comparison to the prior quarter primarily due to organic growth initiatives at our Infrastructure and Private Equity segments as well as contributions from the acquisition of a U.S. pipeline system within our Infrastructure segment. Net income decreased due to the absence of contributions from recent dispositions, primarily within our Real Estate segment.
•In the second quarter of 2025, revenues were consistent with the prior quarter. Net income increased due to valuation increases on our U.S. manufactured housing and triple net lease portfolios, as well as the derecognition of deferred tax liabilities on the sale of our Australian senior living portfolio, both in our LP Investments, and a net gain recognized on the deconsolidation of our healthcare services operation within our Private Equity segment.
•In the first quarter of 2025, revenues decreased in comparison to the prior quarter primarily due to lower revenues at our offshore oil services following the disposition of its shuttle tanker operation within our Private Equity segment, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased due to gains associated with the disposition of our Mexican natural gas transmission pipelines within our Infrastructure segment and the absence of certain impairments and provisions from the prior quarter, partially offset by fair value decreases in our Real Estate and Infrastructure segments.
•In the fourth quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation as the prior quarter included partial revenues due to the timing of the sale, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income decreased as increased equity accounted income from growth in our Wealth Solutions business and higher valuations of certain equity accounted investment properties within our Real Estate and Infrastructure segments were more than offset by the impairment of goodwill at our healthcare services operation, asset impairment at our natural gas production operation, and the settlement of a legacy pre-acquisition litigation at our dealer software and technology services operation, all within our Private Equity segment.
•In the third quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased primarily from the recognition of tax benefits at our advanced energy storage operation and gains associated with the disposition of our road fuels operation, both within our Private Equity segment, partially offset by mark-to-market decreases related to insurance reserves within our Wealth Solutions business.
Q2 2026 INTERIM REPORT    31

Part 3
Operating Segment Results
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Wealth Solutions business, our four Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
For our Asset Management and Wealth Solutions segments, we measure operating performance using distributable earnings (“DE”)1. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private funds, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also monitor the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in BWS, an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses
iii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iv.The Energy business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy and sustainable solutions.
v.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
vi.The Real Estate business includes the ownership, operation and development of super core, core plus, value add, and North American Residential assets.
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.
1 See definition in Glossary of Terms beginning on page 58.
32    BROOKFIELD CORPORATION

In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BAM, BIP, BEP, BBUC) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	DE1,2			FFO1,2 / NOI[1,2]			Common Equity
	2026	2025	Change	2026	2025	Change	2026	2025	Change
Asset Management	$861	$782	$79				$14,968	$15,511	$(543)
Wealth Solutions[3]	480	391	89				13,139	12,742	397
Operating Businesses
Infrastructure				$161	$188	$(27)	2,097	2,311	(214)
Energy				177	155	22	4,729	4,860	(131)
Private Equity				83	99	(16)	1,016	1,890	(874)
Real Estate				723	716	7	26,706	25,141	1,565
Corporate Activities				(140)	(121)	(19)	(20,172)	(18,659)	(1,513)
Total	$1,548	$1,385	$163				$42,483	$43,796	$(1,313)
1.DE is the key performance metric for our Asset Management and Wealth Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Infrastructure, Energy, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 58.
3.Our common equity in our Wealth Solutions business includes $5.1 billion of distributable earnings retained in this business, mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS.
During the quarter, we generated strong results with DE of $1.5 billion, an increase of $163 million or 12% compared to the prior year quarter. Results benefitted from record fundraising and strong earnings growth in our asset management business, strong organic growth and the first full-quarter contribution from Just Group in our wealth solutions business, and resilient and stable cash flows from our operating businesses.
Our Asset Management business DE was $861 million in the current quarter, an increase of $79 million or 10% over the prior year quarter. BAM benefited from strong fundraising momentum across our flagship and complementary strategies, together with continued growth in credit. Fee-bearing capital1 increased by $109 billion or 19% over the prior year quarter, supporting growth in fee-related earnings1. Asset Management DE includes distributions from our direct investments of $248 million in the current quarter.
DE from our Wealth Solutions business was $480 million, an increase of $89 million or 23% compared to the prior year quarter, benefitting from strong organic inflows, growth in net investment income, and the first full-quarter contribution from Just Group. As at June 30, 2026, total insurance assets within our Wealth Solutions business grew to $191 billion, reflecting $5 billion of sales across our retail, pension risk transfer, and funding agreement channels during the quarter as well as the closing of the Just Group acquisition, which added $45 billion of insurance assets.
Infrastructure’s FFO was $161 million in the quarter. Excluding the impact of realized disposition gains in the prior year quarter, FFO increased by $15 million primarily driven by inflation indexation on contracts, capital projects commissioned across our utilities and data businesses, volume growth across our businesses, and net acquisition activity. This was partially offset by higher management fees from the increased market capitalization at BIP, and increased interest expense due to additional borrowings to finance acquisitions and ongoing capital projects.
1 See definition in Glossary of Terms beginning on page 58.
Q2 2026 INTERIM REPORT    33

Energy’s FFO was $177 million in the quarter, an increase of $22 million over the prior year quarter primarily due to growth from the commissioning of development assets across our portfolio, gains from our recurring and scaling capital recycling activities, as well as higher contributions from our global nuclear services business and favorable pricing on our energy contracts. This was partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects, and higher management fees from the increased market capitalization at BEP.
Private Equity’s FFO was $83 million in the current quarter. Excluding the impact of our reduced direct ownership in BBUC, FFO increased by $23 million compared to the prior year quarter, primarily due to same-store growth from commercial execution and business optimization initiatives across our businesses, including higher margin product mix at our advanced energy storage operation, lower borrowing costs within our business services and industrials operations, and disposition gains from the sale of securities. This was partially offset by net disposition activity in our infrastructure services operation, increased interest expense within corporate due to additional borrowings, and higher management fees from increased market capitalization at BBUC.
Our real estate business continues to build momentum amid a broad-based global real estate recovery. Operating fundamentals remain strong across our portfolio, with increased NOI over the prior year quarter, and occupancy rates remaining high at over 95% in our super core and core plus portfolios. BPG’s NOI for the quarter was $723 million, an increase of $7 million compared to the prior year quarter as same-store NOI growth was partially offset by net disposition activity.
Common equity decreased by $1.3 billion to $42.5 billion in the six months ended June 30, 2026, primarily as net income was more than offset by movements in OCI, share repurchases, net of issuances, distributions to common and preferred shareholders, and ownership changes during the period. Refer to Part 2 – Review of Consolidated Financial Results for details.
34    BROOKFIELD CORPORATION

ASSET MANAGEMENT
Our Asset Management business includes our 74% ownership interest in BAM1,2, a leading global alternative asset manager, with over $1 trillion of assets under management across infrastructure, energy, private equity, real estate and credit. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business.
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT JUN. 30, 2026 AND DEC. 31, 2025 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		DE		Common Equity
	Ref.	2026	2025	2026	2025
BAM	i	$492	$429	$4,351	$4,635
Realized carried interest	ii	121	129	—	—
Direct investments	iii	248	221	10,617	10,876
Realized disposition gains		—	3	—	—
		$861	$782	$14,968	$15,511

Generated carried interest
Generated in period		$958	$(273)
Foreign exchange		(20)	259
		938	(14)
Less: direct costs		(117)	(45)
Generated carried interest, net	iv	$821	$(59)
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2026	Total 2025
Infrastructure	$51,158	$63,083	$—	$114,241	$106,398
Energy	39,531	34,778	—	74,309	67,245
Private Equity	44,153	9,389	—	53,542	48,006
Real Estate	73,945	30,245	—	104,190	101,682
Credit	88,896	155,989	80,992	325,877	279,383
June 30, 2026	$297,683	$293,484	$80,992	$672,159	n/a
December 31, 2025	$284,814	$240,512	$77,388	n/a	$602,714
We have approximately $68 billion of uncalled fund commitments that do not currently earn fees but will generate approximately $680 million in annual fees once deployed.

1 See definition in Glossary of Terms beginning on page 58.
2 In June 2025, we transferred a direct interest in BAM to our Wealth Solutions business. On a combined basis with our Wealth Solutions business, we hold a 74% ownership interest in BAM, of which 70% is held directly and 4% is held through BWS.
Q2 2026 INTERIM REPORT    35

Fee-bearing capital increased by $58.4 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2026 (MILLIONS)	Infrastructure	Energy	Private Equity	Real Estate	Credit	Total
Balance, March 31, 2026	$109,187	$72,160	$48,029	$102,846	$281,565	$613,787
Inflows	4,506	888	5,374	4,632	52,715	68,115
Outflows	—	—	—	—	(6,867)	(6,867)
Distributions	(968)	(661)	(499)	(1,375)	(2,845)	(6,348)
Market valuation	1,688	1,685	8	18	1,801	5,200
Other	(172)	237	630	(1,931)	(492)	(1,728)
Change	5,054	2,149	5,513	1,344	44,312	58,372
Balance, June 30, 2026	$114,241	$74,309	$53,542	$104,190	$325,877	$672,159
Infrastructure fee-bearing capital increased by $5.1 billion, due to:
•inflows from capital raised across our long-term private funds and perpetual strategies; and
•increase in market valuations as a result of higher market capitalization of BIP; partially offset by
•distributions paid to BIP’s unitholders and capital returned to investors across our long-term private funds and perpetual strategies.
Energy fee-bearing capital increased by $2.1 billion, due to:
•inflows from capital raised across our long-term private funds and perpetual strategies; and
•increase in market valuations as a result of higher market capitalization of BEP; partially offset by
•distributions paid to BEP’s unitholders and capital returned to investors across our long-term private funds and perpetual strategies.
Private equity fee-bearing capital increased by $5.5 billion, due to:
•inflows from capital raised for the seventh vintage of our flagship private equity strategy and our long-term private funds; partially offset by
•distributions from our long-term private funds.
Real estate fee-bearing capital increased by $1.3 billion, due to:
•inflows from capital raised for the fifth vintage of our real estate flagship strategy and from capital deployed across our complementary strategies; partially offset by
•distributions from our long-term private funds and perpetual strategies.
Credit fee-bearing capital increased by $44.3 billion, due to:
•inflows from our Wealth Solutions business, driven by organic growth and the acquisition of Just Group, and fundraising associated with our partner managers;
•higher market valuations across our liquid strategies; partially offset by
•outflows and redemptions from our liquid and perpetual strategies; and
•distributions from our perpetual strategies, long-term private funds, and partner managers.
36    BROOKFIELD CORPORATION

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $0.7 billion during the quarter to $273.4 billion as at June 30, 2026 (March 31, 2026 – $272.7 billion), primarily related to fundraising from the seventh vintage of our private equity flagship fund and our complementary strategies.
As at June 30, 2026, $185.0 billion of carry eligible capital was deployed (March 31, 2026 – $184.5 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $88.4 billion of uncalled fund commitments that will begin to generate carried interest once the capital is deployed and fund preferred returns are met (March 31, 2026 – $88.3 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs, and realized carried interest earned by us in respect of capital managed for our investors. DE from our Asset Management business also includes return on capital from cash distributions received from our direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2026	2025
Fee revenues[1]
Base management fees	$1,357	$1,159
Incentive distributions	128	116
Performance fees	1	—
Transaction and advisory fees	8	10
	1,494	1,285
Less: direct costs	(664)	(590)
	830	695
Less: fee-related earnings not attributable to the Corporation	(22)	(19)
Fee-related earnings	808	676
Investment and other income (net of interest expense)	(27)	14
Add back: equity-based compensation costs	23	11
Cash taxes	(97)	(88)
BAM distributable earnings	707	613
Amounts not attributable to the Corporation	(184)	(166)
Distributable earnings from BAM at our share	523	447
Non-recourse borrowings expense	(31)	(18)
Distributable earnings from BAM	$492	$429
Fee-related earnings increased to $808 million, mainly due to higher base management fees driven by increased fee-bearing capital, incremental fee revenue from our listed affiliates as a result of higher market capitalization of BIP, BEP and BBUC and capital raised within our partner managers. The increase was partially offset by higher direct costs as we continue to scale our Asset Management business.
1 See definition in Glossary of Terms beginning on page 58.
Q2 2026 INTERIM REPORT    37

Base management fees increased by $198 million or 17% from the prior year quarter as a result of the following activity:
•$110 million increase from our credit business due to contributions from our partner managers and growth in credit driven by organic growth at BWS and the acquisition of Just Group;
•$35 million increase from our private equity business due to inflows from our long-term private funds including related catch-up fees and higher market capitalization of BBUC;
•$31 million increase from our infrastructure business due to inflows from our perpetual strategies and higher market capitalization of BIP; and
•$24 million increase from our energy business due to higher market capitalization of BEP; partially offset by
•$2 million decrease from our real estate business driven by realizations in the second and third vintages of our flagship opportunistic real estate strategies.
Revenues from incentive distributions increased by $12 million compared to the prior year quarter, reflecting increased distribution levels at BIP and BEP.
Transaction and advisory fees decreased by $2 million compared to the prior year quarter, primarily due to lower co-investment syndications in our private equity business.
Our fee-related earnings margin was 57% in the current period (2025 – 56%), in line with the prior year quarter.
Direct costs consist primarily of employee expenses and professional fees, as well as business-related technology costs and other shared services. Direct costs increased by $74 million from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $121 million of carried interest, net of direct costs (2025 – $129 million), primarily due to realizations from our credit funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $248 million was $27 million higher than the prior year quarter. The increase is mainly attributable to higher returns on capital from our private equity and real estate funds.

38    BROOKFIELD CORPORATION

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they have not met the revenue recognition criteria under IFRS. These amounts are reflected in the following table:

	2026			2025
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$11,780	$(3,897)	$7,883	$11,555	$(3,635)	$7,920
In-period change
Generated in period	958	(124)	834	(273)	29	(244)
Foreign currency revaluation	(20)	7	(13)	259	(74)	185
	938	(117)	821	(14)	(45)	(59)
Less: realized	(234)	106	(128)	(246)	99	(147)
	704	(11)	693	(260)	54	(206)
Accumulated unrealized, end of period	12,484	(3,908)	8,576	11,295	(3,581)	7,714
Carried interest not attributable to the Corporation	(2,838)	1,040	(1,798)	(1,632)	663	(969)
Accumulated unrealized, end of period, net	$9,646	$(2,868)	$6,778	$9,663	$(2,918)	$6,745
Unrealized carried interest increased by $958 million, before foreign exchange and direct costs, primarily driven by higher valuations within our credit, energy, private equity and infrastructure funds.
Accumulated unrealized carried interest, at our share1, totaled $9.6 billion as at June 30, 2026. We estimate approximately $2.9 billion in associated costs related to the future realization of the amounts accumulated to date, predominantly related to employee long-term incentive plans and taxes that will be incurred.
1 See definition in Glossary of Terms beginning on page 58.
Q2 2026 INTERIM REPORT    39

WEALTH SOLUTIONS
Our capital invested in our Wealth Solutions business is held via our equity accounted investment in BWS.
BWS is an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through its operating subsidiaries, the business offers a broad range of insurance products and services, including annuities and personal and commercial property and casualty insurance. BWS seeks to generate a 15%+ annual return on equity over the long term by investing in a balanced investment portfolio, including liquid fixed credit and real assets, to earn an investment return that exceeds its cost of liabilities.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private assets across many asset classes, including, but not limited to, real estate, royalties, public securities, and private credit. These investments could be made in the open market or from the Corporation and its related party affiliate entities.
SUMMARY OF OPERATING RESULTS
The following table disaggregates our Wealth Solutions segment’s DE to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2026	2025
Net investment income	$2,091	$1,372
Realized and unrealized gains on real asset strategies	207	210
Cost of funds	(1,562)	(996)
Net investment earnings	736	586
Interest expense	(141)	(82)
Operating expenses and other	(107)	(106)
Distributable earnings, gross	488	398
Less: Amounts not attributable to the Corporation	(8)	(7)
Distributable earnings, net	$480	$391

Average invested insurance assets	$165,855	$109,204
DE from our Wealth Solutions business was $480 million in the quarter, an $89 million increase from the prior year quarter supported by strong organic inflows, growth in net investment income, and the first full-quarter contribution from Just Group.
Average invested insurance assets are $166 billion, driven by the origination of $5 billion in annuity sales across our annuity, pension risk transfer, and funding agreement channels during the quarter.
COMMON EQUITY
Common equity in our Wealth Solutions segment was $13.1 billion as at June 30, 2026 (December 31, 2025 – $12.7 billion), as the reinvestment of DE to support the continued growth of this business was partially offset by mark-to-market movements on our investment portfolio and reserves and other adjustments required under IFRS.
40    BROOKFIELD CORPORATION

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2026 AND DEC. 31, 2025 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2026	2025	2026	2025
Brookfield Infrastructure[1]	i	$161	$146	$2,097	$2,311
Realized disposition gains	ii	—	42	—	—
		$161	$188	$2,097	$2,311
Cash distributions received		$94	$89
FFO decreased by $27 million compared to the prior year quarter. Excluding the impact of realized disposition gains in the prior year quarter, FFO increased by $15 million primarily driven by inflation indexation on contracts, capital projects commissioned across our utilities and data businesses, volume growth across our businesses, and net acquisition activity. This was partially offset by higher management fees from the increased market capitalization at BIP, and increased interest expense due to additional borrowings to finance acquisitions and ongoing capital projects.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by segment to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2026	2025
Utilities	$196	$187
Transport	311	304
Midstream	183	157
Data	154	113
Corporate	(142)	(123)
Attributable to unitholders	702	638
Non-controlling interests and other[2]	(537)	(488)
Segment reallocation[3]	(4)	(4)
Brookfield’s interest	$161	$146
2.Includes incentive distributions paid to BAM of $87 million (2025 – $80 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.

BIP’s FFO for the quarter was $702 million, of which our share was $161 million compared to $146 million in the prior year quarter. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $196 million was $9 million higher than the prior year quarter, primarily as:
•organic growth as a result of inflation indexation in revenues and rate base increases; and
•contributions from the acquisition of our South Korean industrial gas business in the fourth quarter of 2025; were partially offset by
• higher interest expense, primarily from additional borrowings to support capital projects; and
•the sale of our Brazilian electricity transmission operation in the first quarter of 2026.
1 See definition in Glossary of Terms beginning on page 58.
Q2 2026 INTERIM REPORT    41

Transport
FFO from our transport operations of $311 million was $7 million higher than the prior year quarter, primarily as:
•strong growth due to inflationary increases in tariffs across the segment;
•higher volume across our rail, ports and toll road operations; and
•contributions from the acquisition of our North American railcar leasing platform in the first quarter of 2026; were partially offset by
•the sale of our Australian export terminal and Australian container terminal operations in the third quarter of 2025, as well as the partial sale of our U.K. ports operation in the fourth quarter of 2025.
Midstream
FFO from our midstream operations of $183 million was $26 million higher than the prior year quarter, primarily due to:
•higher volume and commodity prices across our midstream operations; and
•contributions from the acquisition of a U.S. refined products pipeline system in the third quarter of 2025; partially offset by
• the sale of our U.S. gas pipeline in the second quarter of 2025.
Data
FFO from our data operations of $154 million was $41 million higher than the prior year quarter, primarily due to:
•additional megawatts commissioned across our global data center platform; and
•contributions from our partnership with a U.S. semiconductor manufacturing facility and from the acquisition of our U.S. fiber network in the third quarter of 2025.
Corporate
Corporate FFO deficit increased by $19 million from the prior year quarter to a deficit of $142 million, primarily due to higher management fees from the increased market capitalization at BIP.
ii.Realized Disposition Gains
Realized disposition gains are $nil for the quarter. Realized disposition gains of $42 million for the prior year quarter are attributable to the disposition of our U.S. gas pipeline.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.1 billion as at June 30, 2026 (December 31, 2025 – $2.3 billion), as contributions from FFO and the impact of foreign exchange were more than offset by distributions to unitholders, and the impact of depreciation. This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS Accounting Standards, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Energy segments, where a larger portion of the balance sheet is subject to revaluation.
42    BROOKFIELD CORPORATION

ENERGY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Energy segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2026 AND DEC. 31, 2025 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2026	2025	2026	2025
Brookfield Renewable[1]	i	$173	$153	$3,840	$3,964
Energy contracts	ii	4	2	889	896
Realized disposition gains	iii	—	—	—	—
		$177	$155	$4,729	$4,860
Cash distributions received		$125	$115
FFO of $177 million increased by $22 million compared to the prior year quarter primarily due to growth from the commissioning of development assets across our portfolio, gains from our recurring and scaling capital recycling activities, as well as higher contributions from our global nuclear services business and favorable pricing on our energy contracts. This was partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects, and higher management fees from the increased market capitalization at BEP.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by segment to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[2]		Long-Term Average (GWh)[2]		FFO
	2026	2025	2026	2025	2026	2025
Hydroelectric	5,564	5,668	5,948	5,452	$336	$205
Wind	2,128	2,117	2,364	2,405	50	84
Utility-scale solar	1,385	1,349	1,650	1,569	116	100
Distributed energy & sustainable solutions	301	408	189	393	84	118
Corporate	—	—	—	—	(165)	(136)
Attributable to unitholders	9,378	9,542	10,151	9,819	421	371
Non-controlling interests and other[3]					(248)	(218)
Brookfield’s interest					$173	$153
2. Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 58.
3. Includes incentive distributions paid to BAM of $42 million (2025 – $35 million) as the general partner of BEP.

BEP’s FFO for the quarter was $421 million, of which our share was $173 million. Generation in the quarter totaled 9,378 GWh, a 2% decrease compared to the prior year quarter. Generation in the quarter was 8% lower than the long-term average (“LTA”)1 primarily as strong hydrology in Canada was more than offset by lower hydrology in the U.S. and weaker wind resources across our portfolio. Key variances for our operations are described on the following page.
1See definition in Glossary of Terms beginning on page 58.
Q2 2026 INTERIM REPORT    43

Hydroelectric
FFO of $336 million in the current quarter increased by $131 million compared to the prior year quarter primarily due to:
•higher revenues from strong pricing and hydrology in Colombia and Canada, respectively;
•gains on sales from our recurring and scaling capital recycling activities; and
•higher contributions from increased ownership in our Colombian hydro business; partially offset by
•lower hydrology in the U.S. and Colombia; and
•higher interest expense from financing activities across our fleet over the past year.
Wind
FFO of $50 million in the current quarter decreased by $34 million relative to the prior year quarter as:
•contributions from newly acquired and commissioned facilities; and
•higher same-store generation across our portfolio; were more than offset by
•the absence of contributions from the sale of wind assets in the U.S. in the second quarter of 2026 and gains on the partial sale of a U.S. wind portfolio in the prior year.
Utility-Scale Solar
FFO of $116 million in the current quarter increased by $16 million compared to the prior year quarter due to:
•contributions from newly acquired and commissioned facilities, including our investment in a fully integrated developer and operator of renewable power assets in the U.S.; and
•gains on the sale of a U.S. solar portfolio in the second quarter of 2026; partially offset by
•lower contributions due to recent capital recycling initiatives and weaker same-store generation during the quarter.
Distributed Energy & Sustainable Solutions
FFO of $84 million in the current quarter decreased by $34 million relative to the prior year quarter primarily as:
•contributions from newly acquired and commissioned facilities; and
•higher contributions from our global nuclear services business; were more than offset by
•the absence of contributions from the majority sale of a distributed generation platform in the U.S. in the fourth quarter of 2025.
Corporate
The corporate FFO deficit of $165 million in the current quarter increased by $29 million, primarily due to additional corporate level borrowings to finance ongoing capital projects, and higher management fees from the increased market capitalization at BEP.
ii.Energy Contracts
During the quarter, we purchased 969 GWh (2025 – 1,026 GWh) from BEP at $68 per MWh (2025 – $72 per MWh) and sold the purchased generation at an average selling price of $72 per MWh (2025 – $74 per MWh). As a result, we recognized FFO of $4 million.
COMMON EQUITY
Common equity in our Energy segment was $4.7 billion as at June 30, 2026 (December 31, 2025 – $4.9 billion), as contributions from FFO and the impact of foreign exchange were more than offset by distributions to unitholders, and the impact of depreciation.
44    BROOKFIELD CORPORATION

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
In March 2026, Brookfield Business Partners L.P. (“BBU”) and Brookfield Business Holdings Corporation (“BBHC”, formerly Brookfield Business Corporation) completed a corporate reorganization into a new single publicly traded corporate entity – Brookfield Business Corporation (“BBUC”). All BBU limited partnership units and redemption-exchange units, as well as BBHC exchangeable shares were exchanged for newly issued Class A shares of BBUC on a one-for-one basis. In addition, BBU general partnership units and special limited partnership units were exchanged for newly issued Class B shares and non-voting incentive shares (“Special Shares”) of BBUC, respectively. The reorganization did not result in a change to BN’s economic interest and control over BBUC.
In the second quarter of 2026, our wealth solutions business acquired an approximate $1 billion economic interest in BBUC from the Corporation. On a combined basis, we hold a 69% ownership interest in BBUC, which is held 27% directly in BBUC and 42% through BWS.
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2026 AND DEC. 31, 2025 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2026	2025	2026	2025
Brookfield Business Corporation	i	$72	$100	$1,016	$1,890
Realized disposition gains	ii	11	(1)	—	—
		$83	$99	$1,016	$1,890
Cash distributions received		$6	$6
FFO was $83 million in the current quarter. Excluding the impact of our reduced direct ownership in BBUC, FFO increased by $23 million, primarily due to same-store growth from commercial execution and business optimization initiatives across our businesses, including higher margin product mix at our advanced energy storage operation, lower borrowing costs within our business services and industrials operations, and disposition gains from the sale of securities. This was partially offset by net disposition activity in our infrastructure services operation, increased interest expense within corporate due to additional borrowings, and higher management fees from increased market capitalization at BBUC.
i.Brookfield Business Corporation
The following table disaggregates BBUC’s FFO by segment to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2026	2025
Business services	$118	$105
Infrastructure services	28	38
Industrials	222	154
Corporate	(79)	(63)
Attributable to shareholders	289	234
Non-controlling interests	(206)	(135)
Segment reallocation and other[1]	(11)	1
Brookfield’s interest	$72	$100
BBUC generated $289 million of FFO compared to $234 million in the prior year quarter, with our share excluding realized disposition gains being $72 million compared to $100 million. Key variances are described on the following page:
1 Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBUC’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to shareholders on the same basis as BBUC.
Q2 2026 INTERIM REPORT    45

Business Services
Business services generated FFO of $118 million, an increase of $13 million compared to the prior year quarter, primarily as:
•increased contributions from the acquisition of our Canadian residential and multi-family mortgage lender in the fourth quarter of 2025, and from our Australian manager and lender; and
•lower borrowing costs due to the deconsolidation of our healthcare services operation in the second quarter of 2025; were partially offset by
•lower contributions from the partial sale of our dealer software and technology services in the third quarter of 2025.
Infrastructure Services
Infrastructure services generated FFO of $28 million, a decrease of $10 million compared to the prior year quarter, primarily due to lower contributions from the impact of dispositions within our offshore oil services business over the last twelve months.
Industrials
Industrials generated $222 million of FFO, an increase of $68 million compared to the prior year quarter, primarily driven by:
•increased demand for higher margin advanced batteries, as well as commercial and operational improvements at our advanced energy storage operation;
•gains on the sale of securities; and
•lower interest expense due to debt repayments and lower interest rates at our advanced energy storage operation.
Corporate
Corporate FFO deficit increased by $16 million compared to the prior year quarter to a deficit of $79 million, primarily driven by additional corporate level borrowings to finance ongoing capital projects, and higher management fees from increased market capitalization at BBUC.
ii.Realized Disposition Gains
Realized disposition gains of $11 million in the current quarter were primarily attributable to the sale of securities.
COMMON EQUITY
Common equity in our Private Equity segment was $1.0 billion as at June 30, 2026 (December 31, 2025 – $1.9 billion), a decrease as compared to the prior year end as contributions from FFO were more than offset by our reduced direct ownership in BBUC following the transfer of approximately $1 billion economic interest in the business to BWS in the second quarter of 2026 in exchange for newly-issued BWS Class C shares. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
46    BROOKFIELD CORPORATION

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity by strategy in our Real Estate segment to facilitate analysis of the period-over-period variances. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2026 AND DEC. 31, 2025 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	NOI		Common Equity
	2026	2025	2026	2025
Super Core	$322	$338	$19,650	$19,362
Core Plus	177	156	8,985	8,534
Value Add[1]	92	107	4,730	4,613
North American Residential	66	52	1,273	1,310
Corporate and Other[1]	66	63	(7,932)	(8,678)
Brookfield Property Group[2]	$723	$716	$26,706	$25,141
Our real estate business continues to build momentum amid a broad-based global real estate recovery. Operating fundamentals remain strong across our portfolio, with increased NOI over the prior year quarter, and occupancy rates remaining high at over 95% in our super core and core plus portfolios. BPG’s NOI for the quarter was $723 million, an increase of $7 million compared to the prior year quarter. Key variances for our operations are described below.
Super Core
NOI of $322 million was $16 million lower than the prior year quarter. Excluding the impact of a one-time early lease termination in the current quarter, NOI increased by $3 million, primarily driven by growth in same-store NOI of 2% as a result of lease commencements and higher rents at certain office and retail properties.
Core Plus
NOI of $177 million was $21 million higher than the prior year quarter, primarily driven by growth in same-store NOI as a result of lease commencements across our retail properties and higher rents across our office properties in Canada and Brazil.
Value Add
NOI of $92 million was $15 million lower than the prior year quarter, primarily due to the impact of lower rents at certain retail properties and the impact of dispositions over the last twelve months.
North American Residential
NOI of $66 million was $14 million higher than the prior year quarter, primarily due to higher home closings.
Corporate and Other
NOI of $66 million was relatively in line with the prior quarter.
COMMON EQUITY
Common equity in our Real Estate segment was $26.7 billion as at June 30, 2026 (December 31, 2025 – $25.1 billion), which increased primarily due to NOI and capital contribution to opportunistically repay debt and fund various investments, partially offset by dispositions across our portfolio and lower valuations on certain U.S. office properties in our value add portfolio.
1 In the prior year, value add included $14 million of capital invested that is now presented in Corporate and Other alongside similar investments with limited capital at risk that we expect to discontinue. These investments contributed NOI of $nil for the three months ended June 30, 2026 (2025 – NOI of $nil).
2 See “Economic ownership interest” in the Glossary of Terms beginning on page 58.
Q2 2026 INTERIM REPORT    47

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	FFO		Common Equity
	2026	2025	2026	2025
Working capital, net of corporate cash and financial assets	$49	$67	$(1,143)	$(38)
Corporate borrowings	(189)	(188)	(14,711)	(14,301)
Preferred equity[1]	—	—	(4,318)	(4,320)
Realized disposition gains	—	—	—	—
	$(140)	$(121)	$(20,172)	$(18,659)
1.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest. FFO excludes preferred share distributions of $44 million (2025 – $44 million).
Working capital, net of corporate cash and financial assets, includes accounts receivable, accounts payable, other assets and other liabilities, inclusive of deferred tax assets and liabilities, as well as corporate cash and financial assets. Corporate cash and financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income as a component of equity. Loans and receivables are typically carried at amortized cost. Working capital, net of corporate cash and financial assets excludes our proportionate share of cash from our Asset Management business of $1.1 billion1 (December 31, 2025 – $1.2 billion), which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management segment.
Working capital, net of corporate cash and financial assets, was in a deficit position of $1.1 billion as at June 30, 2026 (December 31, 2025 – $38 million), primarily as loan payables and stock compensation liability, net of hedges were partially offset by our corporate cash and financial assets. The increase in the deficit position from the prior year was primarily due to a lower cash balance from share repurchases, amounts placed on deposit with the Corporation, and mark-to-market changes in our trading portfolio.
FFO from working capital, net of corporate cash and financial assets includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During the second quarter of 2026, FFO of $49 million (2025 – $67 million) was generated as investment income on corporate cash and financial assets was partially offset by interest expense, corporate costs, and cash taxes. Corporate costs and normal course cash taxes were in line with the prior year quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $189 million FFO deficit (2025 – $188 million) reported from corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase in corporate borrowings was primarily due to the issuance of senior notes and commercial paper over the six months ended June 30, 2026, net of repayment of maturing term notes.
Preferred equity is not revalued under IFRS Accounting Standards and is consistent with prior year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
1 This is inclusive of our interest in BAM held through BWS.
48    BROOKFIELD CORPORATION

Part 4
Capitalization and Liquidity
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at June 30, 2026, our corporate capitalization was $67.8 billion (December 31, 2025 – $68.1 billion) with a debt to capitalization1,2 of 21% (December 31, 2025 – 21%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at June 30, 2026, consolidated capitalization slightly increased compared to prior year largely due to increased borrowings at our private equity and real estate businesses. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)		Corporate		Consolidated
	Ref.	2026	2025	2026	2025
Corporate borrowings	i	$14,711	$14,301	$14,711	$14,301
Non-recourse borrowings
Subsidiary borrowings	i	—	—	21,202	16,897
Property-specific borrowings	i	—	—	229,069	228,414
		14,711	14,301	264,982	259,612
Accounts payable and other		6,053	5,389	54,488	56,457
Deferred income tax liabilities		220	340	26,260	27,009
Subsidiary equity obligations		—	—	3,931	3,808
Liabilities associated with assets classified as held for sale		—	—	9,218	5,891
Equity
Non-controlling interests		230	230	120,065	118,308
Preferred equity	ii	4,088	4,090	4,088	4,090
Common equity	iii	42,483	43,796	42,483	43,796
		46,801	48,116	166,636	166,194
Total capitalization		$67,785	$68,146	$525,515	$518,971

Debt to capitalization[2]	21%	21%	50%	50%
1 See definition in Glossary of Terms beginning on page 58.
2 Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Q2 2026 INTERIM REPORT    49

i.    Borrowings
Corporate Borrowings

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2026	2025	2026	2025	2026	2025
Term debt	4.8%	4.8%	15	15	$14,360	$14,408
Commercial paper[1]	4.1%	n/a	<1	n/a	459	—
Deferred financing costs	n/a	n/a	n/a	n/a	(108)	(107)
Total					$14,711	$14,301
1.Our commercial paper program is backed by our revolving credit facility, which matures in June 2031.
As at June 30, 2026, corporate borrowings included term debt of $14.4 billion (December 31, 2025 – $14.4 billion) which had an average term to maturity of 15 years (December 31, 2025 – 15 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2027 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
Our term debt remained consistent compared to the prior year and we had $459 million of commercial paper outstanding and no draws on our revolving facility as at June 30, 2026 (December 31, 2025 – no commercial paper outstanding or draws on our revolving facility). As at June 30, 2026, $159 million of the facilities were utilized for letters of credit (December 31, 2025 – $169 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt, credit facility draws and outstanding commercial paper. These borrowings have no recourse to the Corporation.

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2026	2025	2026	2025	2026	2025
Infrastructure	4.9%	4.8%	12	12	$5,264	$4,947
Energy	4.6%	4.6%	11	12	4,882	3,688
Private Equity	6.7%	7.0%	5	4	1,860	1,558
Real Estate	5.5%	5.5%	3	3	5,730	4,225
Asset Management	5.4%	5.5%	12	14	3,466	2,479
Total	5.2%	5.2%	9	10	$21,202	$16,897
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2026	2025	2026	2025	2026	2025
Infrastructure	6.2%	5.9%	7	7	$78,065	$78,586
Energy	5.9%	6.1%	8	7	37,005	38,608
Private Equity, Asset Management & Other[1]	7.4%	7.4%	6	6	49,206	47,466
Real Estate[2]	6.1%	6.2%	2	2	64,793	63,754
Total	6.4%	6.3%	5	5	$229,069	$228,414
1.Includes a $1.0 billion non-recourse loan that was issued to a large institutional partner in December 2024.
2.Includes $44.2 billion (December 31, 2025 – $40.7 billion) of borrowings associated with real estate LP investments within our Asset Management segment.

50    BROOKFIELD CORPORATION

Property-specific borrowings have increased by $655 million since December 31, 2025, primarily due to new acquisitions and issuances to fund growth at our real estate and private equity businesses, partially offset by the repayment of asset-level credit facility draws at our Energy business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings with recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at June 30, 2026, 84% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Fixed Rate				Floating Rate[1]
	2026		2025		2026		2025
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.8%	$14,711	4.8%	$14,301	—%	$—	—%	$—
Subsidiary borrowings	5.0%	15,994	5.0%	13,745	5.9%	5,208	6.4%	3,152
Property-specific borrowings	5.7%	88,068	5.5%	91,012	6.8%	141,001	6.9%	137,402
Total	5.5%	$118,773	5.4%	$119,058	6.8%	$146,209	6.8%	$140,554
1.Floating rate consolidated property-specific borrowings exclude the impact of interest rate hedging derivatives used to convert floating rate borrowings to fixed rate borrowings.
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Term	Average Rate		Amount
		2026	2025	2026	2025
Fixed rate-reset	Perpetual	5.4%	5.4%	$2,888	$2,888
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	3.3%	3.4%	461	463
Total		5.0%	5.0%	$4,088	$4,090
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2026 was 274 basis points.
Q2 2026 INTERIM REPORT    51

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2026	2025[2]	2026	2025[2]
Outstanding at beginning of period	2,234.3	2,250.0	2,244.7	2,259.8
Issued (repurchased)
Issuances	0.4	0.3	0.4	1.8
Repurchases	(2.8)	(9.1)	(14.8)	(21.9)
Long-term share ownership plans[1]	1.0	2.1	2.6	3.6
Dividend reinvestment plan and others	0.1	0.2	0.1	0.2
Outstanding at end of period	2,233.0	2,243.5	2,233.0	2,243.5
1.Includes management share option plan and restricted stock plan.
2.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

The company holds 169.6 million Class A shares (June 30, 2025 – 180.3 million) repurchased over time and intended for long-term ownership programs, which are excluded from the total amount of shares outstanding at the date acquired.
During the second quarter of 2026, 1.4 million options were exercised, of which 0.6 million were issued on a net-settled basis in long-term share ownership plans, resulting in the cancellation of 0.8 million vested options.
As at August 13, 2026, the company had 2,232,266,331 Class A shares and 85,120 Class B shares outstanding. Refer to Note 12 of the consolidated financial statements for additional information on equity.
52    BROOKFIELD CORPORATION

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Wealth Solutions business because of their role in funding acquisitions both directly and through funds managed by BAM. On a group basis, as at June 30, 2026, we had total deployable capital of $210 billion, which included corporate liquidity, perpetual affiliate liquidity including BAM and BWS, and third-party commitments available for drawdown in private funds managed by BAM.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirements are our debt maturities and commitments to private funds managed by our Asset Management business. There are no debt maturities until 2027, when C$500 million is due in March. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and private fund capital calls. New acquisitions are primarily funded by perpetual affiliates or through the private funds that are managed by BAM. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds managed by BAM, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at June 30, 2026, the Corporation has the following commitments within flagship funds managed by BAM:

AS AT JUN. 30, 2026 (MILLIONS)
	Total Commitment[1]	Funded Amount[1]
Brookfield Strategic Real Estate Partners III	$2,750	$2,750
Brookfield Strategic Real Estate Partners IV	3,500	3,130
Brookfield Strategic Real Estate Partners V	3,000	343
Oaktree Opportunities Fund XI	750	638
Oaktree Opportunities Fund XII	796	279
	$10,796	$7,140
1.As of June 30, 2026, BWS had acquired funded commitments of $432 million, $1.7 billion, and $256 million in BSREP III, BSREP IV, BSREP V, respectively.

In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1 See definition in Glossary of Terms beginning on page 58.
Q2 2026 INTERIM REPORT    53

CORE LIQUIDITY AND DEPLOYABLE CAPITAL
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Corporate Liquidity[1]		Deployable Capital
	2026	2025	2026	2025
Cash and financial assets, net	$2,395	$2,712	$84,323	$64,747
Undrawn committed credit facilities	3,241	3,231	11,272	11,946
Core liquidity	$5,636	$5,943	—	—
Third-party uncalled private fund commitments			114,153	110,855
Total deployable capital			$209,748	$187,548
1.Corporate cash and financial assets includes $1.1 billion of our proportionate share of our Asset Management business’ cash as at June 30, 2026 (December 31, 2025 – $1.2 billion). Proportionate share is inclusive of our stake held through our Wealth Solutions business.
As at June 30, 2026, the Corporation’s core liquidity was $5.6 billion, consisting of $2.4 billion in cash and financial assets and $3.2 billion in undrawn credit facilities. We utilize this liquidity to support the activities of our perpetual affiliates and fund strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates, BAM and other investments. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
Corporate liquidity decreased by $307 million compared to the prior year, as distributable earnings were more than offset by reinvestment activities in our Asset Management, Wealth Solutions and Operating businesses, as well as capital returned to shareholders in the form of dividends and share repurchases.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s Operating Businesses based on current distribution policies for each entity:

AS AT JUN. 30, 2026 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Brookfield Asset Management[4]	74%	1,193.0	$2.01	$53,507	$2,398	$1,040
Brookfield Infrastructure[5]	26%	207.1	1.82	7,581	377	188
Brookfield Renewable[6]	45%	309.4	1.57	10,781	485	242
Brookfield Business Corporation[7]	43%	89.1	0.25	2,660	24	12
Brookfield Property Group[8]	100%	n/a	n/a	n/a	1,430	656
Total					$4,714	$2,138
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on June 30, 2026.
3.Distributions (current rate) are calculated by multiplying units held as at June 30, 2026 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 58.
4.On a combined basis with our Wealth Solutions business, we hold a 74% ownership interest in BAM.
5.On a combined basis with our Wealth Solutions business, we hold a 27% ownership interest in BIP.
6.On a combined basis with our Wealth Solutions business, we hold a 47% ownership interest in BEP.
7.On a combined basis with our Wealth Solutions business, we hold a 69% ownership interest in BBUC.
8.Includes distributions from direct investments into and alongside real estate private funds managed by BAM and distributions from our North American Residential business.
54    BROOKFIELD CORPORATION

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE SIX MONTHS ENDED JUNE 30 (MILLIONS)	2026	2025
Operating activities	$2,090	$3,705
Financing activities	14,156	11,889
Investing activities	(16,903)	(17,233)
Change in cash and cash equivalents	$(657)	$(1,639)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $2.1 billion for the six months ended June 30, 2026, a $1.6 billion decrease from the prior year. Strong underlying performance across our businesses and contributions from acquisitions, net of dispositions, over the last twelve months were more than offset by the absence of contributions from the sale of certain master planned communities in the prior year quarter and a decrease in net change in working capital. This was driven by higher mortgage receivables at our Australian asset manager and lender as a result of higher activity and volumes, partially offset by the receipt of tax benefits at our advanced energy storage operation, both within our Private Equity segment.
Financing Activities
Net cash flows from financing activities totaled $14.2 billion for the six months ended June 30, 2026 compared to $11.9 billion in the prior year, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments of $14.9 billion;
•capital provided by non-controlling interests, net of capital repaid, of $6.7 billion; partially offset by
•cash distributions to non-controlling interests and shareholders of $6.6 billion; and
•non-recourse credit facility repayments, net of facilities arranged, of $718 million, primarily from our Energy segment.
Investing Activities
Net cash flows used by investing activities were $16.9 billion for the six months ended June 30, 2026 compared to $17.2 billion in the prior year, and mainly related to:
•acquisitions and additions to PP&E, net of dispositions, of $7.8 billion;
•acquisitions of equity accounted investments, net of dispositions, of $7.8 billion, primarily due to continued construction progress at our U.S. semiconductor manufacturing facilities in our Infrastructure segment;
•acquisitions and additions of investment properties, net of dispositions, of $2.3 billion; and
•acquisitions of financial assets and other, net of dispositions, of $60 million; partially offset by
•dispositions of subsidiaries, net of acquisitions, of $1.0 billion primarily associated with dispositions in our Infrastructure businesses.
Refer to Note 8 Equity Accounted Investments and Note 10 Property, Plant and Equipment in the consolidated financial statements for further details.
Q2 2026 INTERIM REPORT    55

Part 5
Accounting Policies and Internal Controls
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
IFRS Accounting Standards use a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2025 audited consolidated financial statements.
ACCOUNTING ESTIMATES
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for super core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During the six months ended June 30, 2026, we obtained 95 external appraisals of our operating properties representing $19 billion of assets; external appraisals were within 3% of management’s valuations.
56    BROOKFIELD CORPORATION

The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at June 30, 2026 and December 31, 2025 are summarized below.

AS AT JUN. 30, 2026 AND DEC. 31, 2025	Discount Rate		Terminal Capitalization Rate		Investment horizon (years)
	2026	2025	2026	2025	2026	2025
Super Core	6.2%	6.2%	4.8%	4.8%	10	10
Core Plus	6.9%	6.9%	5.5%	5.5%	10	10
Value Add	8.3%	8.2%	6.7%	6.6%	10	10
LP Investments	8.6%	8.5%	5.5%	5.4%	9	9
Weighted Average	7.5%	7.4%	5.5%	5.4%	9	10

The following table presents the impact on the fair value of our consolidated investment properties as at June 30, 2026 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effects on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT JUN. 30, 2026 (MILLIONS)	Fair Value	Sensitivity
Super Core	$19,471	$1,115
Core Plus	10,164	537
Value Add	5,090	246
LP Investments	43,460	1,692
Other investment properties	6,054	221
Total	$84,239	$3,811
FUTURE CHANGE IN ACCOUNTING FRAMEWORK
i.Adoption of U.S. Generally Accepted Accounting Principles (“U.S. GAAP”)
The Corporation currently prepares its consolidated financial statements in accordance with IFRS Accounting Standards. The Corporation has determined that, effective January 1, 2027, it expects to transition to accounting principles generally accepted in the United States of America ("U.S. GAAP") for purposes of its financial reporting. The Corporation is in the process of evaluating the impact of this transition on its consolidated financial statements, including differences in recognition, measurement, and disclosure requirements between IFRS Accounting Standards and U.S. GAAP, as well as the effect on internal control over financial reporting and related systems and processes. The Corporation expects to file its first Annual Report reflecting financial statements prepared in accordance with U.S. GAAP for the fiscal year ending December 31, 2027.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
INTERNAL CONTROL OVER FINANCIAL REPORTING
No change in our internal control over financial reporting occurred during the three and six months ended June 30, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Q2 2026 INTERIM REPORT    57

Glossary of Terms
The following section summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Wealth Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management Ltd. which offers a variety of investment products to our investors:
•We have over 50 active funds across major asset classes: infrastructure, energy, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BIP, BIPC, BEP, BEPC, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
We refer to BWS as a “paired entity” to the Corporation. Each BWS Class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of the Corporation), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. The Corporation owns 100% of the BWS Class C shares, which entitles the Corporation to the residual economic interest in BWS after distributions have been made to BWS Class A and B shareholders.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• AEL – American Equity Life	• BEPC – Brookfield Renewable Corporation
• BAM – Brookfield Asset Management Ltd.	• BPG – Brookfield Property Group
• BBUC – Brookfield Business Corporation	• BPY – Brookfield Property Partners L.P.
• BIP – Brookfield Infrastructure Partners L.P.	• BWS – Brookfield Wealth Solutions Ltd.
• BIPC – Brookfield Infrastructure Corporation	• Just Group – Just Group plc
• BEP – Brookfield Renewable Partners L.P.	• Oaktree – Oaktree Capital Management L.P.
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the
58    BROOKFIELD CORPORATION

investment’s total assets on a fair value basis. Our Asset Management business’ methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above its initial capitalization of $8 billion. Base fees for BIP and BBUC are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at June 30, 2026, was as follows: BIP/BIPC – $36 billion; BEP/BEPC – $31 billion; BBUC – $9 billion; and BPG – $19 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. The Corporation retains 100% of the carried interest earned on mature funds and is entitled to receive 33.3% of the carried interest on new funds of our Asset Management business. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of profits generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2026	2025
Realized carried interest[1]	$234	$246
Less: direct costs associated with realized carried interest	(106)	(99)
	128	147
Less: realized carried interest not attributable to Corporation	(7)	(18)
Realized carried interest, net	$121	$129
1.Includes $20 million of realized carried interest related to Oaktree (2025 – $141 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
Q2 2026 INTERIM REPORT    59

Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. Corporate cash and financial asset distribution is calculated as our targeted return on our cash and financial assets portfolio. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Wealth Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Wealth Solutions business is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE before realized carried interest and realized disposition gains. We use DE before realizations to provide additional insight regarding recurring DE of the business.

60    BROOKFIELD CORPORATION

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

FOR THE PERIODS ENDED JUNE 30, 2026 (MILLIONS)	Three Months Ended		Six Months Ended
	2026	2025[3]	2026	2025[3]
Net income	$703	$1,055	$1,745	$1,270
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	1,029	1,321	1,987	2,273
Fair value changes and other	262	(652)	535	217
Depreciation and amortization	2,711	2,534	5,342	4,989
Deferred income taxes	55	(262)	58	(421)
Realized disposition gains in fair value changes or equity	(415)	(256)	(442)	(166)
Non-controlling interests in FFO[2]	(3,149)	(2,595)	(6,482)	(5,476)
Funds from operations	1,196	1,145	2,743	2,686
Less: total disposition gains	415	212	442	87
Less: realized carried interest, net	(121)	(129)	(278)	(318)
Operating funds from operations	1,490	1,228	2,907	2,455
Less: Operating FFO from BAM	(475)	(426)	(964)	(875)
Less: Operating FFO from Asset Management direct investments	(268)	(168)	(511)	(298)
Less: Operating FFO from Operating Businesses	(407)	(364)	(808)	(804)
Distributions from BAM	492	429	991	889
Distributions from Asset Management direct investments	248	221	514	445
Distributions from Operating Businesses	361	350	721	776
Add back: equity-based compensation costs	30	27	61	53
Preferred share dividends	(44)	(44)	(91)	(87)
Distributable earnings before realizations	1,427	1,253	2,820	2,554
Realized carried interest, net	121	129	278	318
Disposition gains	—	3	—	62
Distributable earnings	$1,548	$1,385	$3,098	$2,934
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
3.Prior period amounts have been revised to reflect a refinement to FFO for direct investments. Prior to Q1 2026, FFO was calculated as net income attributable to shareholders prior to fair value changes, depreciation and amortization, deferred income taxes, and disposition gains that were not recorded in net income as determined under IFRS. Beginning Q1 2026, FFO for direct investments is calculated as return on capital from cash distributions received as this better reflects the economic return as a limited partner in these funds.
We assess our segment performance using DE from our Asset Management segment, DE from our Wealth Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

Q2 2026 INTERIM REPORT    61

Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, our Wealth Solutions business, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of the perpetual affiliate capitalizations as well as reclassifications, strategic activity, foreign exchange translation, and changes in fee-bearing status.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of different sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business-related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our Asset Management business. See the below table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

FOR THE PERIODS ENDED JUNE 30, 2026 (MILLIONS)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Revenue	$19,406	$18,083	$37,986	$36,027
Add: fee revenues from Oaktree	328	309	650	616
Add: Revenues paid for management of affiliated assets and other	833	750	1,523	1,403
Less: external revenues from consolidated subsidiaries other than BAM	(19,073)	(17,857)	(37,239)	(35,461)
Fee revenues	1,494	1,285	2,920	2,585
Direct costs	(664)	(590)	(1,296)	(1,173)
	830	695	1,624	1,412
Less: amounts attributable to other shareholders	(22)	(19)	(44)	(38)
Fee-related earnings	$808	$676	$1,580	$1,374

62    BROOKFIELD CORPORATION

Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. With the exception of our direct investments into private funds managed by BAM, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the cost of borrowings as well as other costs incurred to operate our business, as well as realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
FFO for our direct investments into private funds is measured using return on capital from cash distributions received.
Operating FFO is a non-IFRS measure calculated as FFO excluding realized carried interest and realized disposition gains. We use Operating FFO to provide additional insight regarding the recurring performance of the business. For our direct investments into private funds, Operating FFO represents return on capital from cash distributions received.
Incentive distributions are determined by contractual arrangements; incentive distributions are paid to our Asset Management business by BIP and BEP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2026	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.82	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.57	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.

Q2 2026 INTERIM REPORT    63

Long-term average (“LTA”) generation is used in our Energy segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired, or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are generated by our Asset Management business when the share price performance of BBUC exceeds a prescribed high-water mark. In addition, performance fees are earned on certain liquid strategy portfolios. BBUC performance fees are based on the quarterly volume-weighted average increase in BBUC share price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to clawback.
Proportionate basis generation is used in our Energy segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to direct investments and non-controlling interests unless otherwise noted.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from the prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
64    BROOKFIELD CORPORATION

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Note	2026	2025
Assets
Cash and cash equivalents	5	$14,885	$16,242
Other financial assets	5,6	32,519	30,033
Accounts receivable and other	5,6	33,199	33,509
Inventory	6	9,431	8,849
Assets classified as held for sale	7	15,394	12,780
Equity accounted investments	8	87,682	79,881
Investment properties	9	84,239	85,613
Property, plant and equipment	10	164,923	165,992
Intangible assets	4	37,156	38,496
Goodwill	4	41,928	43,355
Deferred income tax assets		4,159	4,221
Total assets		$525,515	$518,971

Liabilities and equity
Corporate borrowings	5,6	$14,711	$14,301
Accounts payable and other	5,6	54,488	56,457
Liabilities associated with assets classified as held for sale	7	9,218	5,891
Non-recourse borrowings of managed entities	5,6	250,271	245,311
Deferred income tax liabilities		26,260	27,009
Subsidiary equity obligations	5	3,931	3,808

Equity
Preferred equity		4,088	4,090
Non-controlling interests		120,065	118,308
Common equity	12	42,483	43,796
Total equity		166,636	166,194
Total liabilities and equity		$525,515	$518,971

Q2 2026 INTERIM REPORT    65

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED JUNE 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Six Months Ended
	Note	2026	2025	2026	2025
Revenues	13	$19,406	$18,083	$37,986	$36,027
Direct costs		(14,939)	(13,915)	(29,077)	(27,365)
Other income and gains		375	30	448	618
Equity accounted income	8	723	467	2,062	986
Expenses
Interest
Corporate borrowings		(189)	(188)	(372)	(367)
Non-recourse borrowings		(4,288)	(4,065)	(8,456)	(8,047)
Corporate costs		(22)	(20)	(42)	(38)
Fair value changes	14	(27)	797	(70)	(27)
Income taxes		(336)	(134)	(734)	(517)
Net income		$703	$1,055	$1,745	$1,270
Net income attributable to:
Shareholders		$364	$272	$466	$345
Non-controlling interests		339	783	1,279	925
		$703	$1,055	$1,745	$1,270
Net income per share:
Diluted	12	$0.14	$0.10	$0.16	$0.11
Basic	12	0.14	0.10	0.17	0.12

66    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED JUNE 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2026	2025	2026	2025
Net income		$703	$1,055	$1,745	$1,270
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial instruments		159	(327)	118	(628)
Marketable securities		84	62	102	88
Equity accounted investments	8	(477)	268	(1,036)	64
Foreign currency translation		259	1,540	774	3,075
Income taxes		58	4	130	112
		83	1,547	88	2,711
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	214	55	(123)	93
Revaluation of pension obligations		(56)	5	(53)	(5)
Equity accounted investments	8	11	19	(53)	(41)
Marketable securities		43	(18)	47	(58)
Income taxes		(43)	(89)	(51)	(104)
		169	(28)	(233)	(115)
Other comprehensive income (loss)		252	1,519	(145)	2,596
Comprehensive income		$955	$2,574	$1,600	$3,866
Attributable to:
Shareholders
Net income		$364	$272	$466	$345
Other comprehensive income (loss)		(182)	683	(659)	845
Comprehensive income (loss)		$182	$955	$(193)	$1,190

Non-controlling interests
Net income		$339	$783	$1,279	$925
Other comprehensive income		434	836	514	1,751
Comprehensive income		$773	$1,619	$1,793	$2,676

Q2 2026 INTERIM REPORT    67

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2026 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2025	$10,839	$148	$16,665	$5,470	$10,553	$(2,516)	$2,637	$43,796	$4,090	$118,308	$166,194
Changes in period:
Net income	—	—	466	—	—	—	—	466	—	1,279	1,745
Other comprehensive income (loss)	—	—	—	—	(4)	160	(815)	(659)	—	514	(145)
Comprehensive income (loss)	—	—	466	—	(4)	160	(815)	(193)	—	1,793	1,600
Shareholder distributions
Common equity	—	—	(320)	—	—	—	—	(320)	—	—	(320)
Preferred equity	—	—	(86)	—	—	—	—	(86)	—	—	(86)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(6,007)	(6,007)
Other items
Repurchases, net of equity issuances	(64)	(7)	(485)	—	—	—	—	(556)	(2)	6,307	5,749
Share-based compensation	—	92	(30)	—	—	—	—	62	—	—	62
Ownership changes and other	—	—	—	(75)	(139)	(3)	(3)	(220)	—	(336)	(556)
Total change in period	(64)	85	(455)	(75)	(143)	157	(818)	(1,313)	(2)	1,757	442
Balance as at June 30, 2026	$10,775	$233	$16,210	$5,395	$10,410	$(2,359)	$1,819	$42,483	$4,088	$120,065	$166,636
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, derivatives designated in hedge accounting relationships, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2024	$10,806	$114	$17,066	$5,045	$9,584	$(3,251)	$2,510	$41,874	$4,103	$119,406	$165,383
Changes in period:
Net income	—	—	345	—	—	—	—	345	—	925	1,270
Other comprehensive income (loss)	—	—	—	—	63	771	11	845	—	1,751	2,596
Comprehensive income (loss)	—	—	345	—	63	771	11	1,190	—	2,676	3,866
Shareholder distributions
Common equity	—	—	(276)	—	—	—	—	(276)	—	—	(276)
Preferred equity	—	—	(82)	—	—	—	—	(82)	—	—	(82)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(7,830)	(7,830)
Other items
Repurchases, net of equity issuances	(26)	(12)	(745)	—	—	—	—	(783)	—	4,851	4,068
Share-based compensation	—	28	(60)	—	—	—	—	(32)	—	—	(32)
Ownership changes	—	—	—	722	(117)	(4)	1	602	—	(4,054)	(3,452)
Total change in period	(26)	16	(818)	722	(54)	767	12	619	—	(4,357)	(3,738)
Balance as at June 30, 2025	$10,780	$130	$16,248	$5,767	$9,530	$(2,484)	$2,522	$42,493	$4,103	$115,049	$161,645
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, derivatives designated in hedge accounting relationships, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30 (MILLIONS)	2026	2025
Operating activities
Net income	$1,745	$1,270
Other income and gains	(448)	(618)
Distributions (less than) in excess of equity accounted earnings	(309)	746
Fair value changes	70	27
Depreciation and amortization	5,342	4,989
Deferred income taxes	58	(421)
(Purchases of) proceeds from residential inventory	(158)	428
Net change in working capital	(4,210)	(2,716)
	2,090	3,705
Financing activities
Corporate borrowings arranged	544	496
Corporate borrowings repaid	(500)	(500)
Commercial paper draws and repayments, net	459	634
Non-recourse borrowings arranged	60,321	58,159
Non-recourse borrowings repaid	(45,416)	(45,592)
Non-recourse credit facilities arranged and repaid, net	(718)	716
Deposits from related parties	2,265	924
Deposits provided to related parties	(1,471)	(687)
Capital provided by non-controlling interests	12,147	7,005
Capital repaid to non-controlling interests	(5,491)	(2,154)
Other financing activities, net	(873)	1,932
Common shares issued	5	7
Common shares repurchased	(549)	(863)
Distributions to non-controlling interests	(6,161)	(7,830)
Distributions to common and preferred shareholders	(406)	(358)
	14,156	11,889
Investing activities
Acquisitions
Investment properties	(4,625)	(3,231)
Property, plant and equipment	(9,575)	(5,571)
Equity accounted investments	(8,316)	(3,757)
Financial assets and other	(4,635)	(8,538)
Acquisition of subsidiaries, net of cash acquired	(987)	(7,721)
Dispositions
Investment properties	2,355	2,107
Property, plant and equipment	1,789	1,581
Equity accounted investments	479	1,305
Financial assets and other	4,575	5,333
Disposition of subsidiaries, net of cash disposed	2,028	1,161
Restricted cash and deposits	9	98
	(16,903)	(17,233)
Cash and cash equivalents
Change in cash and cash equivalents	(657)	(1,639)
Net change in cash classified within assets held for sale	(793)	—
Foreign currency revaluation	93	291
Balance, beginning of period	16,242	15,051
Balance, end of period	$14,885	$13,703

Supplemental cash flow disclosures
Income taxes paid	$1,138	$897
Interest paid	7,780	7,080
Q2 2026 INTERIM REPORT    69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The Corporation utilizes its capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long-term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, its Wealth Solutions business, investments in its operating businesses, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at June 30, 2026, the Corporation’s capital totaled $61.5 billion (December 31, 2025 – $62.4 billion), and is computed as follows:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	2026	2025
Cash and cash equivalents	$760	$461
Other financial assets	2,631	2,114
Investments[1]	58,522	58,951
Other assets and liabilities of the Corporation	(401)	891
Corporation’s Capital	$61,512	$62,417
Corporation’s Capital is comprised of the following:
Common equity	$42,483	$43,796
Preferred equity	4,088	4,090
Non-controlling interest	230	230
Corporate borrowings	14,711	14,301
	$61,512	$62,417
1.Represents the carrying value of the Corporation’s investments.
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Wealth Solutions business, distributions or dividends earned from its capital invested in operating businesses, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders.
70    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at June 30, 2026 is as follows:

AS AT JUN. 30, 2026 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$760	$14,125	$—	$14,885
Other financial assets	2,631	29,888	—	32,519
Accounts receivable and other[1]	2,456	32,657	(1,914)	33,199
Inventory	—	9,431	—	9,431
Assets classified as held for sale	—	15,394	—	15,394
Equity accounted investments	2,031	85,651	—	87,682
Investment properties	20	84,219	—	84,239
Property, plant and equipment	195	164,728	—	164,923
Intangible assets	81	37,075	—	37,156
Goodwill	—	41,928	—	41,928
Deferred income tax assets	378	3,781	—	4,159
Accounts payable and other[1]	(5,342)	(51,060)	1,914	(54,488)
Liabilities associated with assets classified as held for sale	—	(9,218)	—	(9,218)
Deferred income tax liabilities	(220)	(26,040)	—	(26,260)
Subsidiary equity obligations	—	(3,931)	—	(3,931)
Total	2,990	428,628	—	431,618
Investments[2]	58,522	—	(58,522)	—
Corporation’s Capital	61,512	428,628	(58,522)	431,618
Less:
Corporate borrowings	14,711	—	—	14,711
Non-recourse borrowings of managed entities	—	250,271	—	250,271
Amounts attributable to preferred equity	4,088	—	—	4,088
Amounts attributable to non-controlling interests	230	119,835	—	120,065
Common equity	$42,483	$58,522	$(58,522)	$42,483
1.Includes intercompany balances, including accounts receivable and other, and accounts payable and other of $1.9 billion and $1.9 billion, respectively, between entities under common control of the Corporation.
2.Represents the carrying value of the Corporation’s investments.
Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Wealth Solutions, Infrastructure, Energy, Private Equity, and Real Estate operating segments.
In March 2026, Brookfield Business Partners L.P. (“BBU”) and Brookfield Business Holdings Corporation (“BBHC”, formerly Brookfield Business Corporation) completed a corporate reorganization into a new single publicly traded corporate entity – Brookfield Business Corporation (“BBUC”). All BBU limited partnership units and redemption-exchange units, as well as BBHC exchangeable shares were exchanged for newly issued Class A shares of BBUC on a one-for-one basis. In addition, BBU general partnership units and special limited partnership units were exchanged for newly issued Class B shares and non-voting incentive shares (“Special Shares”) of BBUC, respectively. The reorganization did not result in a change to BN’s economic interest and control over BBUC.

Q2 2026 INTERIM REPORT    71

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2025 is as follows:

AS AT DEC. 31, 2025 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$461	$15,781	$—	$16,242
Other financial assets	2,114	27,919	—	30,033
Accounts receivable and other[1]	2,866	32,442	(1,799)	33,509
Inventory	—	8,849	—	8,849
Assets classified as held for sale	—	12,780	—	12,780
Equity accounted investments	2,330	77,551	—	79,881
Investment properties	18	85,595	—	85,613
Property, plant and equipment	151	165,841	—	165,992
Intangible assets	83	38,413	—	38,496
Goodwill	—	43,355	—	43,355
Deferred income tax assets	467	3,754	—	4,221
Accounts payable and other[1]	(4,684)	(53,572)	1,799	(56,457)
Liabilities associated with assets classified as held for sale	—	(5,891)	—	(5,891)
Deferred income tax liabilities	(340)	(26,669)	—	(27,009)
Subsidiary equity obligations	—	(3,808)	—	(3,808)
Total	3,466	422,340	—	425,806
Investments[2]	58,951	—	(58,951)	—
Corporation’s Capital	62,417	422,340	(58,951)	425,806
Less:
Corporate borrowings	14,301	—	—	14,301
Non-recourse borrowings of managed entities	—	245,311	—	245,311
Amounts attributable to preferred equity	4,090	—	—	4,090
Amounts attributable to non-controlling interests	230	118,078	—	118,308
Common equity	$43,796	$58,951	$(58,951)	$43,796
1.Includes intercompany balances, including accounts receivable and other, and accounts payable and other of $1.8 billion and $1.8 billion, respectively, between entities under common control of the Corporation.
2.Represents the carrying value of the Corporation’s investments.
72    BROOKFIELD CORPORATION

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2025, except as disclosed below.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2025, which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Material Accounting Policy Information, of the consolidated financial statements for the year ended December 31, 2025 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for the fair presentation of the results of the interim periods in accordance with IFRS Accounting Standards as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the Corporation on August 12, 2026.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policy Information, of the company’s consolidated financial statements for the year ended December 31, 2025 and have been consistently applied in the preparation of the interim financial statements as at and for the three and six months ended June 30, 2026.
c)    Adoption of Accounting Standards
i.    Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The Corporation has assessed these amendments and determined that they have had no material impact on the consolidated financial statements of the Corporation.

Q2 2026 INTERIM REPORT    73

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate, private equity, opportunistic and other credit funds managed by BAM, and other investments.
Wealth Solutions:
i.The Wealth Solutions business includes our equity accounted interest in Brookfield Wealth Solutions Ltd. (“BWS”), an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses:
i.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
ii.The Energy business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy and sustainable solutions.
iii.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
iv.    The Real Estate business includes the ownership, operation and development of super core, core plus, value add, and North American Residential assets.
b)    Segment Financial Measures
For our Asset Management and Wealth Solutions segments, we measure operating performance using distributable earnings (“DE”). Net operating income (“NOI”) is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”) is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity.
These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders;
74    BROOKFIELD CORPORATION

therefore, DE represents our profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
DE from our Wealth Solutions segment is calculated as our share of equity accounted net income from our Wealth Solutions segment, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS Accounting Standards. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Q2 2026 INTERIM REPORT    75

Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Revenues paid for management of affiliated assets are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2026 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Infrastructure[4]	Energy[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$2,277	n/a	$6,721	$2,049	$7,026	$1,202	$131	$19,406
Revenues earned for management of affiliated assets and other[1]	1,248	n/a	—	—	(12)	23	(12)	1,247	i
Segmented revenues	3,525	n/a	6,721	2,049	7,014	1,225	119	20,653
DE1	861	480	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	161	177	83	n/a	(140)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	723	n/a	n/a	ii
Common Equity[6]	14,968	13,139	2,097	4,729	1,016	26,706	(20,172)	42,483
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2026, $298 million of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated revenues.
3.Included in the determination of DE for our Asset Management segment are direct costs of $2.2 billion and interest expense of $1.3 billion. For the three months ended June 30, 2026, $253 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $3.5 billion, $885 million, $4.8 billion, and $52 million, and interest expense of $1.1 billion, $560 million, $812 million, and $189 million of our Infrastructure, Energy, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $959 million.
6.In the second quarter of 2026, we transferred a 16% direct interest in BBUC, with a fair value of $1.1 billion, to our wealth solutions business in exchange for additional BWS Class C shares of $1.1 billion.

AS AT DEC. 31, 2025 AND FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Infrastructure[4]	Energy[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$2,429	n/a	$5,737	$1,853	$6,964	$1,007	$93	$18,083
Revenues earned for management of affiliated assets and other[1]	1,305	n/a	1	—	10	22	40	1,378	i
Segmented revenues	3,734	n/a	5,738	1,853	6,974	1,029	133	19,461
DE1	782	391	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	188	155	99	n/a	(121)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	716	n/a	n/a	ii
Common Equity[6]	15,511	12,742	2,311	4,860	1,890	25,141	(18,659)	43,796
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2025, $383 million of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated revenues.
3.Included in the determination of DE for our Asset Management segment are direct costs of $2.0 billion and interest expense of $1.1 billion. For the three months ended June 30, 2025, $309 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $2.6 billion, $580 million, $5.0 billion, and $39 million, other income and gains of $38 million, $nil, $8 million expense, and $nil, and interest expense of $865 million, $531 million, $861 million, and $188 million of our Infrastructure, Energy, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $759 million.
6.In the second quarter of 2025, we transferred a 4% direct interest in BAM, with a fair value of $3.5 billion, to our Wealth Solutions business in exchange for non-cash consideration, including additional BWS Class C shares of $2.2 billion and a note. On a combined basis with BWS, we hold a 73% ownership interest in BAM.
76    BROOKFIELD CORPORATION

FOR THE SIX MONTHS ENDED JUN. 30, 2026 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Infrastructure[4]	Energy[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$4,371	n/a	$13,297	$3,902	$13,837	$2,374	$205	$37,986
Revenues earned for management of affiliated assets and other[1]	2,701	n/a	—	1	13	32	19	2,766	i
Segmented revenues	7,072	n/a	13,297	3,903	13,850	2,406	224	40,752
DE1	1,783	910	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	324	347	202	n/a	(286)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	1,444	n/a	n/a	ii
Common Equity[6]	14,968	13,139	2,097	4,729	1,016	26,706	(20,172)	42,483
1.We equity account for our investment in Oaktree and include our share of the DE at 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2026, $1.0 billion of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated revenues.
3.Included in the determination of DE for our Asset Management segment are direct costs of $4.2 billion, other income and gains of $30 million, and interest expense of $2.3 billion. For the six months ended June 30, 2026, $693 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $6.8 billion, $1.8 billion, $9.4 billion, and $93 million, and interest expense of $2.1 billion, $1.1 billion, $1.6 billion, and $372 million of our Infrastructure, Energy, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $1.9 billion.
6.In the second quarter of 2026, we transferred a 16% direct interest in BBUC, with a fair value of $1.1 billion, to our wealth solutions business in exchange for additional BWS Class C shares of $1.1 billion.

AS AT DEC. 31, 2025 AND FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2,6]	Infrastructure[4]	Energy[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total Segments	Note
External revenues	$4,413	n/a	$11,362	$3,699	$13,941	$2,471	$141	$36,027
Revenues earned for management of affiliated assets and other[1]	2,693	n/a	1	3	23	40	—	2,760	i
Segmented revenues	7,106	n/a	11,363	3,702	13,964	2,511	141	38,787
DE1	1,662	821	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	371	296	241	n/a	(291)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	1,508	n/a	n/a	ii
Common Equity[6]	15,511	12,742	2,311	4,860	1,890	25,141	(18,659)	43,796
1.We equity account for our investment in Oaktree and include our share of the DE at 74%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2025, $1.1 billion of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated revenues.
3.Included in the determination of DE for our Asset Management segment are direct costs of $3.9 billion and interest expense of $2.2 billion. For the six months ended June 30, 2025, $745 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $5.7 billion, $1.4 billion, $9.9 billion, and $68 million, other income and gains of $416 million, $5 million expense, $206 million income, and $nil, and interest expense of $1.8 billion, $1.0 billion, $1.7 billion, and $367 million of our Infrastructure, Energy, Private Equity, and Corporate Activities segments, respectively.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $1.9 billion.
6.In the second quarter of 2025, we transferred a 4% direct interest in BAM, with a fair value of $3.5 billion, to our Wealth Solutions business in exchange for non-cash consideration, including additional BWS Class C shares of $2.2 billion and a note. On a combined basis with BWS, we hold a 73% ownership interest in BAM.
Q2 2026 INTERIM REPORT    77

i.Revenues paid for Management of Affiliated Assets
For the three months ended June 30, 2026, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by our partner managers totaling $1.2 billion (2025 – $1.3 billion), revenues earned on construction projects between consolidated entities totaling $nil (2025 – $10 million), and other adjustments totaling a net loss of $1 million (2025 – net loss of $63 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the six months ended June 30, 2026, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by our partner managers totaling $2.7 billion (2025 – $2.7 billion), revenues earned on construction projects between consolidated entities totaling $38 million (2025 – $23 million), and other adjustments totaling a net income of $27 million (2025 – $44 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2026	2025[3]	2026	2025[3]
Net income		$703	$1,055	$1,745	$1,270
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		1,029	1,321	1,987	2,273
Fair value changes		27	(797)	70	27
Depreciation and amortization		2,711	2,534	5,342	4,989
Deferred income taxes		55	(262)	58	(421)
Realized disposition gains (losses) in fair value changes or equity	iii	(415)	(256)	(442)	(166)
Non-controlling interests on above items		(3,149)	(2,595)	(6,482)	(5,476)
Real Estate segment disposition gains		426	253	460	273
Real Estate segment adjustments and other, net[1]		958	957	1,986	1,839
Total segments’ measures of profit or loss[2]		$2,345	$2,210	$4,724	$4,608
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Energy segment.
2.Comprised of DE from our Asset Management and Wealth Solutions segments, FFO from our Infrastructure, Energy, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.
3.Prior period amounts have been revised to reflect a refinement to FFO for direct investments. Prior to Q1 2026, FFO was calculated as net income attributable to shareholders prior to fair value changes, depreciation and amortization, deferred income taxes, and disposition gains that were not recorded in net income as determined under IFRS. Beginning Q1 2026, FFO for direct investments is calculated as return on capital from cash distributions received as this better reflects the economic return as a limited partner in these funds.

iii.     Realized Disposition Gains and Losses
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
78    BROOKFIELD CORPORATION

d)    Geographic Allocation
The company’s revenues by location are as follows:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
U.S.	$7,415	$6,532	$14,510	$12,874
Canada	2,172	2,007	4,203	3,973
U.K.	1,577	1,614	3,174	3,314
Brazil	1,470	1,315	2,882	2,492
Australia	1,113	1,458	2,138	3,027
India	931	1,084	1,953	2,228
Colombia	794	602	1,443	1,277
Germany	565	538	1,145	1,076
Other Europe	1,744	1,678	3,419	3,306
Other Asia	689	636	1,381	1,290
Other	936	619	1,738	1,170
	$19,406	$18,083	$37,986	$36,027
The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	2026	2025
U.S.	$235,418	$236,037
Canada	53,440	54,503
U.K.	38,919	37,734
Brazil	26,615	26,082
Australia	26,217	22,722
India	18,884	19,454
Colombia	20,733	18,964
Germany	11,530	11,875
Other Europe	46,021	43,048
Other Asia	21,953	21,821
Other	25,785	26,731
	$525,515	$518,971
Q2 2026 INTERIM REPORT    79

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
a) Acquisitions completed during 2026
There were no significant acquisitions during the six months ended June 30, 2026.
b) Acquisitions completed during 2025
The following table summarizes the balance sheet impact as a result of business combinations that occurred during the year ended December 31, 2025.

AS AT DEC. 31, 2025 (MILLIONS)	Infrastructure	Private Equity	Energy	Real Estate and Other	Total
Cash and cash equivalents	$515	$78	$84	$31	$708
Accounts receivable and other	697	246	648	10	1,601
Other financial assets	50	—	112	2	164
Inventory	118	214	—	1	333
Equity accounted investments	—	—	919	—	919
Investment properties	—	—	—	361	361
Property, plant and equipment	11,855	210	527	970	13,562
Intangible assets	2,942	1,639	—	82	4,663
Goodwill	4,777	1,161	71	223	6,232
Deferred income tax assets	—	5	—	9	14
Total assets	20,954	3,553	2,361	1,689	28,557
Less:
Accounts payable and other	(1,266)	(277)	(276)	(99)	(1,918)
Non-recourse borrowings	(6,293)	—	(676)	(502)	(7,471)
Deferred income tax liabilities	(2,356)	(95)	—	(123)	(2,574)
Non-controlling interests[1]	(209)	—	—	(4)	(213)
	(10,124)	(372)	(952)	(728)	(12,176)
Net assets acquired[2]	$10,830	$3,181	$1,409	$961	$16,381
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired are typically equal to total consideration. Total purchase consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.

The Corporation recorded $2.4 billion of revenue and $14 million of net loss in 2025 from business combinations made during the year. If the acquisitions had occurred on January 1, 2025, they would have contributed $4.5 billion and $102 million to total revenues and net income, respectively, for the year ended December 31, 2025.
Infrastructure
On April 29, 2025, a subsidiary of the company, alongside institutional partners, exercised its option to acquire the remaining interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), a Brazilian electricity transmission operation. Following the transaction, the Corporation held a 100% effective interest in Mantiqueira. The Corporation has control of Mantiqueira through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $583 million. Goodwill of $54 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $237 million and net income of $81 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
80    BROOKFIELD CORPORATION

On July 31, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in Colonial Enterprises Inc. (“Colonial”), the largest refined products pipeline system in the U.S. The Corporation has control of Colonial through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $6.2 billion. Goodwill of $2.0 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $2.3 billion and net income of $441 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
On September 3, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of an approximately 100% economic interest in Hotwire Communications (“Hotwire”), a leading provider of bulk fiber-to-the home services in key growing markets in the U.S. The Corporation has control of Hotwire through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $3.8 billion. Goodwill of $2.6 billion was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $489 million and net loss of $175 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
Private Equity
On January 30, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in Chemelex, a manufacturer of electric heat tracing systems in the U.S. The Corporation has control of Chemelex through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.7 billion. Goodwill of $680 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $664 million and net loss of $73 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
On May 27, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 26% economic interest in Antylia Scientific (“Antylia”), a leading specialty consumables and equipment manufacturer. The Corporation has control of Antylia through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.4 billion. Goodwill of $373 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $397 million and net loss of $122 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
Energy
On May 29, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in a fully integrated developer and operator of renewable power assets in the U.S. Total consideration paid for the business was $1.4 billion. Goodwill of $71 million was recognized and represents the embedded value expected to be realized from the integration of the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $12 million and net loss of $32 million would have been recorded if the transaction had occurred at the beginning of the year for the year ended December 31, 2025.
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen S.A. (“Neoen”), a leading global renewables developer in France. In the first quarter of 2025, the subsidiary, alongside institutional partners, closed a mandatory cash tender offer to acquire additional interests in Neoen for total consideration of $3.3 billion, and held an approximate 100% effective interest as at December 31, 2025. The acquisition of additional interests has been reflected within investing activities in the consolidated statements of cash flows for the year ended December 31, 2025.
Q2 2026 INTERIM REPORT    81

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a) Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2025. Please refer to Note 26 of the December 31, 2025 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b) Financial Instruments
The following table lists the company’s financial instruments by their carrying value and fair value as at June 30, 2026 and December 31, 2025:

	2026		2025
AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$14,885	$14,885	$16,242	$16,242
Other financial assets
Government bonds	2,063	2,063	2,351	2,351
Corporate bonds	2,577	2,577	3,211	3,211
Fixed income securities and other	10,078	10,078	8,931	8,931
Common shares and warrants	7,315	7,315	6,589	6,589
Loans and notes receivable	10,486	10,486	8,951	8,951
	32,519	32,519	30,033	30,033
Accounts receivable and other[1]	22,125	22,125	21,925	21,925
	$69,529	$69,529	$68,200	$68,200
Financial liabilities
Corporate borrowings	$14,711	$13,960	$14,301	$13,768
Non-recourse borrowings of managed entities
Property-specific borrowings	229,069	227,372	228,414	227,703
Subsidiary borrowings	21,202	21,147	16,897	17,044
	250,271	248,519	245,311	244,747
Accounts payable and other[2]	43,351	43,351	47,257	47,257
Subsidiary equity obligations	3,931	3,931	3,808	3,808
	$312,264	$309,761	$310,677	$309,580
1.Excludes prepaid expenses and other assets.
2.Excludes lease liabilities.
82    BROOKFIELD CORPORATION

c) Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2026			2025
AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$69	$1,501	$—	$42	$1,360	$—
Corporate bonds	—	1,640	929	—	1,658	810
Fixed income securities and other	945	979	7,964	304	943	7,412
Common shares and warrants	1,162	989	5,164	387	1,543	4,659
	2,176	5,109	14,057	733	5,504	12,881
Accounts receivable and other[1]	—	1,988	1,332	—	1,861	1,207
	$2,176	$7,097	$15,389	$733	$7,365	$14,088
Financial liabilities
Accounts payable and other[1]	$130	$3,770	$2,854	$156	$3,877	$2,349
1.Financial assets and liabilities categorized in level 3 primarily relate to derivative assets and liabilities included in accounts receivable and other, and accounts payable and other, respectively.

Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended June 30, 2026:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30, 2026 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$14,776	$2,686	$14,088	$2,349
Fair value changes in net income	937	(257)	1,457	(239)
Fair value changes in other comprehensive income[1]	206	115	62	383
Transfers in	—	—	605	—
Transfers out	(1,413)	(175)	(1,413)	(199)
Additions, net	883	485	590	560
Balance, end of period	$15,389	$2,854	$15,389	$2,854
1.Includes foreign currency translation.
During the six months ended June 30, 2026, $1.4 billion of financial assets were transferred from Level 3 to Level 1 of the fair value hierarchy. The transfers primarily relate to our investment in a vertically integrated launch and space infrastructure company within our Asset Management segment following its initial public offering during the period, for which its fair value was previously measured using unobservable inputs. No other significant transfers were made during the six months ended June 30, 2026.
Q2 2026 INTERIM REPORT    83

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2026	2025	2026	2025	2026	2025
Current portion	$5,082	$7,362	$23,397	$22,772	$7,227	$5,923
Non-current portion	27,437	22,671	9,802	10,737	2,204	2,926
	$32,519	$30,033	$33,199	$33,509	$9,431	$8,849
b)    Liabilities

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2026	2025	2026	2025	2026	2025
Current portion	$32,903	$32,288	$352	$500	$28,048	$38,814
Non-current portion	21,585	24,169	14,359	13,801	222,223	206,497
	$54,488	$56,457	$14,711	$14,301	$250,271	$245,311

84    BROOKFIELD CORPORATION

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at June 30, 2026:

AS AT JUN. 30, 2026 (MILLIONS)	Energy	Infrastructure	Private Equity	Real Estate (Super Core, Core Plus, Value Add)[1]	Real Estate (LP Investments) and Other[1]	Total
Assets
Cash and cash equivalents	$65	$8	$671	$3	$201	$948
Accounts receivable and other	112	10	718	65	206	1,111
Equity accounted investments	394	—	134	—	3	531
Investment properties	—	—	—	1,144	4,214	5,358
Property, plant and equipment	4,256	248	2,592	—	110	7,206
Intangible assets	—	—	—	—	1	1
Goodwill	25	—	—	—	—	25
Other long-term assets	21	—	—	—	187	208
Deferred income tax assets	4	2	—	—	—	6
Assets classified as held for sale	$4,877	$268	$4,115	$1,212	$4,922	$15,394
Liabilities
Accounts payable and other	$291	$68	$2,480	$181	$374	$3,394
Non-recourse borrowings of managed entities	1,437	—	1,173	83	2,281	4,974
Deferred income tax liabilities	371	5	—	—	474	850
Liabilities associated with assets classified as held for sale	$2,099	$73	$3,653	$264	$3,129	$9,218
1.Real estate super core, core plus, and value add investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
As at June 30, 2026, assets held for sale primarily relate to:
•A 448 MW portfolio of operating hydroelectric assets and partial interest of a 2.3 GW portfolio of operating wind and solar assets in the U.S., as well as a 420 MW portfolio of operating wind and solar assets in Europe, all within our Energy segment;
•An offshore oil services’ floating production, storage and offloading operation within our Private Equity segment;
•An office property, a retail asset, two hotels, a multifamily asset, and a multifamily portfolio in Spain, a logistics asset, a portfolio of single family homes, a logistics portfolio, and a manufactured housing community in the U.S., a Korean mixed-use asset, as well as a land parcel in the Bahamas, all within our LP investments included within our Asset Management segment; and
•Three office properties and three retail assets in the U.S. within our Real Estate segment.
For the six months ended June 30, 2026, we disposed of $11.0 billion and $3.3 billion of assets and liabilities, respectively, primarily related to certain manufactured housing communities in the U.S., an 833 MW portfolio of operating solar assets in the U.S., a 73 MW portfolio of operating wind assets in the U.K., sale of a partial interest in the 2.1 GW portfolio of operating wind and solar assets in the U.S., as well as the sale of a subsidiary of our U.S. bulk fiber network, the sale of a subsidiary of a U.K. rail operation, and partial interests in a Brazilian electricity transmission operation.
Q2 2026 INTERIM REPORT    85

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2026 (MILLIONS)
Balance, beginning of period	$79,881
Additions, net of disposals[1]	8,652
Share of comprehensive income[2]	972
Distributions received	(1,753)
Foreign currency translation and other	(70)
Balance, end of period	$87,682
1.Includes assets sold and amounts reclassified to held for sale.
2.Includes $2.1 billion of net income and $1.1 billion of other comprehensive loss.

Additions, net of disposals of $8.7 billion during the period relate to continued construction progress at our U.S. semiconductor manufacturing facilities within our Infrastructure segment, and the acquisitions of a portfolio of self-storage facilities in Australia and New Zealand and a portfolio of manufactured housing communities in the U.S., both within our LP Investments included in our Asset Management segment.

9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2026 (MILLIONS)
Fair value, beginning of period	$85,613
Additions	5,199
Dispositions and assets reclassified as held for sale	(5,857)
Fair value changes	(161)
Foreign currency translation and other	(555)
Fair value, end of period[1]	$84,239
1.As at June 30, 2026, the ending balance includes $4.4 billion of right-of-use investment properties (December 31, 2025 – $4.4 billion).
Investment properties include the company’s office, retail, residential and other properties. Additions of $5.2 billion primarily relate to acquisitions of a portfolio of multifamily properties in Spain, a mixed-use portfolio in France, two logistics portfolios and a student housing portfolio in the U.S., and a logistics asset in Australia, all within our LP Investments included in our Asset Management segment, and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT JUN. 30, 2026 (MILLIONS)
Super Core	$19,471
Core Plus	10,164
Value Add	5,090
LP Investments	43,460
Other investment properties	6,054
$84,239
86    BROOKFIELD CORPORATION

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Changes in future cash flows tend to be offset by corresponding movements in discount rates
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Changes in discount rates tend to be offset by corresponding movements in cash flows
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Changes in terminal capitalization rates tend to be offset by corresponding movements in cash flows
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Changes in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain stabilized investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to stabilized net operating income.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT JUN. 30, 2026	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Super Core	6.2%	4.8%	10
Core Plus	6.9%	5.5%	10
Value Add	8.3%	6.7%	10
LP Investments[1]	8.6%	5.5%	9
Other investment properties[2,3]	8.2%	6.7%	9
1.The rates presented are for consolidated investment properties inclusive of non-controlling interests that are valued using the discounted cash flow method. These rates exclude residential, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment, investments with limited capital at risk that we expect to discontinue in our Real Estate segment, as well as direct investments within our Asset Management segment.
3.Terminal capitalization rate and investment horizon (years) are presented for investments with limited capital at risk that we expect to discontinue in our Real Estate segment.
Q2 2026 INTERIM REPORT    87

10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2026 (MILLIONS)	Infrastructure	Energy	Private Equity	Real Estate (Super Core, Core Plus, Value Add)[3]	Real Estate (LP Investments) and Other[3]	Total
Balance, beginning of period	$68,440	$74,096	$11,319	$225	$11,912	$165,992
Additions	3,348	3,577	1,795	30	3,176	11,926
Acquisitions through business combinations	—	—	178	—	—	178
Dispositions and assets reclassified as held for sale[1]	(1,844)	(4,207)	(2,798)	—	(418)	(9,267)
Depreciation expense	(1,729)	(1,140)	(750)	(16)	(298)	(3,933)
Foreign currency translation and other	(978)	1,124	74	(2)	(191)	27
Total change	(1,203)	(646)	(1,501)	12	2,269	(1,069)
Balance, end of period[2]	$67,237	$73,450	$9,818	$237	$14,181	$164,923
1.Refer to Note 7 Held for Sale for further details.
2.Our ROU PP&E assets include $4.2 billion (December 31, 2025 – $4.4 billion) in our Infrastructure segment, $874 million (December 31, 2025 – $866 million) in our Energy segment, $872 million (December 31, 2025 – $861 million) in our Private Equity segment, $72 million (December 31, 2025 – $63 million) in our super core, core plus, and value add investments within our Real Estate segment and $987 million (December 31, 2025 – $1 billion) within our Asset Management segment totaling $7.0 billion (December 31, 2025 – $7.2 billion) of ROU assets.
3.Real Estate super core, core plus, and value add investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.

88    BROOKFIELD CORPORATION

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary issuer of the Corporation. Historically, the Corporation has also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at June 30, 2026, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$1.1 billion of 3.90% notes due in 2028;
•$1.0 billion of 4.85% notes due in 2029;
•$750 million of 4.35% notes due in 2030;
•$500 million of 2.724% notes due in 2031;
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor);
•$700 million of 6.35% notes due in 2034;
•$450 million of 5.675% notes due in 2035;
•$650 million of 5.33% notes due in 2036;
•$900 million of 4.70% notes due in 2047;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor);
•$750 million of 3.50% notes due in 2051;
•$400 million of 3.625% notes due in 2052;
•$950 million of 5.968% notes due in 2054;
•$500 million of 5.813% notes due in 2055;
•$700 million of 6.30% subordinated notes due in 2055; and
•$400 million of 4.625% subordinated notes due in 2080.
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, C$350 million of 4.388% notes due in 2033 and C$650 million of 5.399% notes due in 2055. During the second quarter, BFI II issued C$500 million of 4.803% notes due in 2036 and an additional C$250 million of its existing 5.399% notes due in 2055. Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.

BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. Brookfield Finance IV Inc. (“BFI IV”) was incorporated on December 11, 2025 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance V Inc. (“BFI V”, and collectively with BFL II and BFI IV, the “Pref Issuers”) was incorporated on December 11, 2025 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. The Pref Issuers are consolidated subsidiaries of the Corporation that may offer and sell preferred shares (in the case of BFL II, preferred shares representing limited liability company interests). Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares of the Pref Issuers will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of the applicable Pref Issuer, in each case by the Corporation.
Q2 2026 INTERIM REPORT    89

The US LLC Issuer, BFI II, BFI IV, BFI V, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the securities of its consolidated subsidiaries, which invest in the Corporation’s real estate, infrastructure, energy, and asset management segments. BIC has issued Class 1 Senior Preferred Shares, which, other than in respect of such preferred shares that are held by the Corporation and its affiliates, are fully and unconditionally guaranteed as to payment of dividends when due, amounts due on redemption or retraction, and amounts due on the liquidation, dissolution or winding-up of BIC, in each case by the Corporation on a subordinated basis. As at June 30, 2026, C$20 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder and therefore presented within accounts payable and other on the consolidated balance sheets.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFI IV, BFI V, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 (MILLIONS)	The Corporation	BFI	BFI II	BFI IV	BFI V	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$1,825	$158	$74	$—	$—	$—	$—	$—	$3	$11	$91	$22,068	$(4,824)	$19,406
Net income attributable to shareholders	364	22	49	—	—	—	—	—	3	—	94	3,687	(3,855)	364
Total assets	79,358	15,016	1,951	—	—	—	—	—	168	552	26,845	586,285	(184,660)	525,515
Total liabilities	32,787	13,178	1,941	—	—	2	—	—	1	550	3,986	344,470	(38,036)	358,879
Non-controlling interest - preferred equity	—	—	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DECEMBER 31, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 (MILLIONS)	The Corporation	BFI	BFI II	BFI IV	BFI V	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$289	$125	$(31)	$—	$—	$—	$—	$—	$—	$11	$41	$21,078	$(3,430)	$18,083
Net income (loss) attributable to shareholders	272	(4)	(40)	—	—	—	—	—	—	—	(41)	2,538	(2,453)	272
Total assets	79,866	15,283	1,463	—	—	—	—	—	168	552	28,770	573,577	(180,708)	518,971
Total liabilities	31,980	13,636	1,454	—	—	2	—	—	1	550	4,278	338,716	(37,840)	352,777
Non-controlling interest - preferred equity	—	—	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE SIX MONTHS ENDED JUN. 30, 2026	The Corporation	BFI	BFI II	BFI IV	BFI V	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$2,587	$317	$113	$—	$—		$—	$—	$7	$22	$182	$42,111	$(7,353)	$37,986
Net income attributable to shareholders	466	43	69	—	—		—	—	7	—	182	5,242	(5,543)	466

FOR THE SIX MONTHS ENDED JUN. 30, 2025	The Corporation	BFI	BFI II	BFI IV	BFI V	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[1]	Consolidating Adjustments[2]	The Company Consolidated
Revenues	$1,146	$233	$(21)	$—	$—	$—	$—	$—	$4	$22	$84	$40,665	$(6,106)	$36,027
Net income (loss) attributable to shareholders	345	(20)	(40)	—	—	—	—	—	4		(27)	4,527	(4,444)	345
1.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFI IV, BFI V, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
2.This column includes the necessary adjustments to present the company’s results on a consolidated basis.

90    BROOKFIELD CORPORATION

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2026 AND DEC. 31, 2025 (MILLIONS)	2026	2025
Common shares	$10,775	$10,839
Contributed surplus	233	148
Retained earnings	16,210	16,665
Ownership changes	5,395	5,470
Accumulated other comprehensive income	9,870	10,674
Common equity	$42,483	$43,796
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On October 9, 2025, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per share disclosures are presented on a post-split basis.
The number of issued and outstanding Class A and Class B shares are as follows:

AS AT JUN. 30, 2026 AND DEC. 31, 2025	2026	2025
Class A shares[1]	2,232,918,585	2,244,618,516
Class B shares	85,120	85,120
Shares outstanding[1]	2,233,003,705	2,244,703,636
1.Excludes 169,607,525 Class A shares held by the company from shares repurchased that have not been cancelled as at June 30, 2026 (December 31, 2025 – 183,590,069).

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2026	2025[5]	2026	2025[5]
Outstanding, beginning of period[1]	2,234,342,918	2,250,089,746	2,244,703,636	2,259,825,132
Issued (Repurchased)
Issuances	394,699	302,099	398,979	1,799,316
Repurchases[2]	(2,831,931)	(9,108,740)	(14,819,781)	(21,865,355)
Long-term share ownership plans[3]	1,043,890	2,098,988	2,646,359	3,603,293
Dividend reinvestment plan and other	54,129	119,259	74,512	138,966
Outstanding, end of period[4]	2,233,003,705	2,243,501,352	2,233,003,705	2,243,501,352
1.Excludes 167,018,055 Class A shares held by the company from shares repurchased that have not been cancelled as at March 31, 2026 (March 31, 2025 – 171,227,496).
2.Includes 2.8 million shares repurchased during the three months ended June 30, 2026, net of restricted share grants, and other (June 30, 2025– 9.1 million).
3.Includes management share option plan, escrowed stock plan and restricted stock plan.
4.Excludes 169,607,525 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2026 (June 30, 2025 – 180,273,633).
5.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
Q2 2026 INTERIM REPORT    91

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Net income attributable to shareholders	$364	$272	$466	$345
Preferred share dividends	(42)	(42)	(86)	(82)
Net income available to shareholders	322	230	380	263
Dilutive impact of exchangeable shares	4	3	7	6
Net income available to shareholders including dilutive impact of exchangeable shares	$326	$233	$387	$269

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2026	2025[1]	2026	2025[1]
Weighted average – Class A and Class B shares	2,233.7	2,244.3	2,238.0	2,250.2
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	119.0	114.8	119.1	116.8
Class A and Class B shares and share equivalents	2,352.7	2,359.1	2,357.1	2,367.0
1.Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended June 30, 2026, the company did not grant any stock options. During the six months ended June 30, 2026, the company granted 1.0 million stock options at a weighted average exercise price of $47.11. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 30.7% volatility, a weighted average expected dividend yield of 0.8% annually, a risk-free rate of 3.9% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan (“ESP”) whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2026, the company did not grant any escrowed shares. During the six months ended June 30, 2026, the company granted 24.4 million escrowed shares at a weighted average price of $47.11. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 30.7% volatility, a weighted average expected dividend yield of 0.8% annually, a risk-free rate of 3.9% and a liquidity discount of 25%.

92    BROOKFIELD CORPORATION

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, and timing of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2026 (MILLIONS)	Asset Management	Corporate Activities	Infrastructure	Energy	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,395	$—	$5,793	$1,800	$6,198	$645	$15,831
Other revenue	882	131	928	249	828	557	3,575
	$2,277	$131	$6,721	$2,049	$7,026	$1,202	$19,406

FOR THE SIX MONTHS ENDED JUN. 30, 2026 (MILLIONS)	Asset Management	Corporate Activities	Infrastructure	Energy	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$2,527	$—	$11,518	$3,537	$12,207	$1,202	$30,991
Other revenue	1,844	205	1,779	365	1,630	1,172	6,995
	$4,371	$205	$13,297	$3,902	$13,837	$2,374	$37,986

FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management	Corporate Activities	Infrastructure	Energy	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,107	$—	$4,944	$1,764	$6,240	$545	$14,600
Other revenue	1,322	93	793	89	724	462	3,483
	$2,429	$93	$5,737	$1,853	$6,964	$1,007	$18,083

FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management	Corporate Activities	Infrastructure	Energy	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$2,232	$—	$9,804	$3,487	$12,444	$1,176	$29,143
Other revenue	2,181	141	1,558	212	1,497	1,295	6,884
	$4,413	$141	$11,362	$3,699	$13,941	$2,471	$36,027
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2026 (MILLIONS)	Asset Management	Infrastructure	Energy	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$358	$—	$67	$4,245	$359	$5,029
Services transferred over a period of time	1,037	5,793	1,733	1,953	286	10,802
	$1,395	$5,793	$1,800	$6,198	$645	$15,831

FOR THE SIX MONTHS ENDED JUN. 30, 2026 (MILLIONS)	Asset Management	Infrastructure	Energy	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$657	$—	$83	$8,387	$649	$9,776
Services transferred over a period of time	1,870	11,518	3,454	3,820	553	21,215
	$2,527	$11,518	$3,537	$12,207	$1,202	$30,991

FOR THE THREE MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management	Infrastructure	Energy	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$301	$—	$73	$4,279	$293	$4,946
Services transferred over a period of time	806	4,944	1,691	1,961	252	9,654
	$1,107	$4,944	$1,764	$6,240	$545	$14,600

FOR THE SIX MONTHS ENDED JUN. 30, 2025 (MILLIONS)	Asset Management	Infrastructure	Energy	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$569	$—	$119	$8,594	$670	$9,952
Services transferred over a period of time	1,663	9,804	3,368	3,850	506	19,191
	$2,232	$9,804	$3,487	$12,444	$1,176	$29,143

Q2 2026 INTERIM REPORT    93

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Investment properties	$(50)	$35	$(161)	$(80)
Transaction related expenses, net of income	(57)	(22)	(83)	50
Financial instruments	1,004	509	1,498	599
Impairment and provisions	(230)	(118)	(353)	(464)
Other fair value changes	(694)	393	(971)	(132)
	$(27)	$797	$(70)	$(27)

15.    SUBSEQUENT EVENTS
Oaktree Acquisition
On July 31, 2026, the Corporation acquired the remaining 26% interest in Oaktree Capital Management, L.P. and its affiliates (“Oaktree”) for total consideration of approximately $3 billion consisting of cash and non-cash consideration. As a result, the Corporation’s economic interest in Oaktree increased to 100% resulting in the Corporation obtaining control and consolidating Oaktree from the acquisition date. Prior to the acquisition, the Corporation’s investment in Oaktree was accounted for as an equity accounted investment. The transaction will be accounted for as a business combination achieved in stages in accordance with IFRS 3, Business Combinations. Accordingly, the Corporation’s previously held equity interest will be remeasured to its acquisition-date fair value.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination are not available as of the date of release of these financial statements. As a result, the Corporation has not provided amounts recognized as of the acquisition date for certain major classes of assets acquired and liabilities assumed in these financial statements.
Boralex Acquisition
On August 14, 2026, the Corporation, alongside institutional partners and through its Energy segment, acquired a 100% interest in Boralex Inc. (“Boralex”) for total cash consideration of $2.7 billion. Boralex is a fully integrated developer and operator of renewable power assets across Canada, the United States, the United Kingdom, and France.
Due to the recent closing of the acquisition, the complete valuation and initial accounting for the transaction is not yet available as of the date of release of these financial statements.

94    BROOKFIELD CORPORATION

Shareholder Information

Shareholder Inquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2025 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the record date, which is 15 days prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto
Series 54	BN.PF.M	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 46, 48 and 54	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

Q2 2026 INTERIM REPORT    95

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Former President and Chief Executive Officer, General Electric Canada Company Inc., and former Vice-President, General Electric Company	Brian D. Lawson Vice Chair, Brookfield Corporation	Samuel J.B. Pollock Chief Executive Officer, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Howard S. Marks Co-chair, Oaktree Capital Management L.P.	Satish Rai Chair of Richcraft Properties and Vice-Chair of Forum Asset Management, and former Senior Advisor and Chief Investment Officer of OMERS
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group	Ang Eng Seng Former Chief Investment Officer of GIC Infrastructure Investments
Maureen Kempston Darkes, O.C., O.ONT. Former Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.	Diana L. Taylor Former Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority
Bruce Flatt Chief Executive Officer, Brookfield Corporation	Lord O’Donnell Ambassador, Frontier Economics Ltd.
Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Hutham S. Olayan Chair of the Shareholders Board of The Olayan Group, former Chair of the Corporate Board of The Olayan Group and former President and CEO of Olayan America
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer
Justin B. Beber, Chief Operating Officer
Cyrus Madon, Executive Vice Chair

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
96    BROOKFIELD CORPORATION

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
225 Liberty Street, 8th Floor
New York, NY
10281-1048
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15° andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F, Tower C
One East, No. 768
South Zhongshan 1st Road
Huangpu District
Shanghai, China 200023
+86.21.2306.0700

Japan

Roppongi Hills Mori Tower 17F
6-10-1 Roppongi, Minato-ku
Tokyo 106-6117
+81 03 6457 9660

OAKTREE CORPORATE OFFICES

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333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 6101, 61/Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong
+852 3655.6800

REGIONAL OFFICES

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Bogotá

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